UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BioLargo Water Investment Group, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      California

      Date of organization
      July 3, 2019

Physical address of issuer
14921 Chestnut St., Westminster, CA 92683

Website of issuer
www.biolargowater.com

Name of intermediary through which the Offering will be conducted
WWF Funding Portal, LLC

CIK number of intermediary
0001738868

SEC file number of intermediary
007-00156

CRD number, if applicable, of intermediary
297498

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing less closing costs.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of shares of Common Stock of the issuer that is equal to five percent (5.0%) of the total number of shares of Common Stock sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount May 31, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$33,551	$64,203
Cash & Cash Equivalents	$6,976	$28,959
Accounts Receivable	$26,575	$35,244
Short-term Debt	$8,624	$2,677
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$419,311	-$684,393

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

January 28, 2020

FORM C

Up to $500,000.00

BioLargo Water Investment Group, Inc.

Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by BioLargo Water Investment Group, Inc., a California Corporation (the "Issuer," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Common Stock of the Issuer (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Issuer intends to raise at least $100,000 and up to $500,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500 per Investor (which may be waived by the Issuer, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuer are set forth below in the section entitled "*The Offering and the Securities--The Securities*". The Offering is being made through WWF Funding Portal, LLC (the "Intermediary"). The Intermediary will be entitled to receive service fees and commissions related to the purchase and sale of the Securities. Specifically, The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing less closing costs. Additionally, the Intermediary will receive a number of shares of Common Stock of the issuer that is equal to five percent (5.0%) of the total number of shares of Common Stock sold by the Issuer in the Offering.

In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Issuer, in its sole and absolute discretion. The Issuer has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

In the event that the target offering amount is reached prior to May 31, 2020, and provided the Intermediary consents, the Issuer may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the closing at least five (5) business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to such closing to cancel their investment commitment.

In the event the Issuer does conduct one of multiple closings, the Issuer agrees to only withdraw such amount from escrow after the target offering amount has been reached and will only conduct such closing if there will be more than 21 days remaining before May 31, 2020.

The Issuer may only conduct another close before May 31, 2020 if (i) the amount of investment commitments made exceeds the target offering amount at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before May 31, 2020.

The Issuer has agreed to return all funds to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$500	$25	$475
Aggregate Minimum Offering Amount	$100,000	$5,000	$95,000
Aggregate Maximum Offering Amount	$500,000	$25,000	$475,000

(1)   This number includes the estimated 5% cash commission due to the Intermediary but excludes any fees paid to Issuer's advisors, such as attorneys and accountants, or its escrow service provider.
(2)   The Issuer reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.biolargowater.com no later than 120 days after the end of the company's fiscal year. The Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under

Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Issuer or another party, or 5) the liquidation or dissolution of the Issuer.

The date of this Form C is January 28, 2020.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND

IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN

THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuer's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Issuer in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. The Issuer undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on the Issuer's website at: www.biolargowater.com/SEC-filings.

The Issuer must continue to comply with the foregoing ongoing reporting requirements until the occurrence of one of the following:

    (1)   the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)   the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)   the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the Issuer liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: https://platform.waterworksfund.com/en/projects/11144-BioLargo-Water-Investment-Group--Inc/

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities, only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning terms and conditions of the Offering, the Issuer or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Issuer is a California corporation, formed on July 3, 2019. It is the sole shareholder of BioLargo Water, Inc. ("BioLargo Water Canada"), a Canadian entity formed by BioLargo, Inc. ("BioLargo") to develop water treatment technologies and products. Prior to the issuance of any Securities to Purchasers, BioLargo is the sole shareholder of the Issuer. The Issuer was established to facilitate a vehicle in which investors are able to invest along-side BioLargo to advance and support the business plan of BioLargo Water Canada through its piloting work and into commercialization. The structure is also organized to carefully preserve BioLargo Water Canada's valuable Canadian status in order to encourage and maximize its ongoing financial support from its various federal sources of funding in Canada.

Ownership Structure (pre-offering)



The Issuer is located at 14921 Chestnut St., Westminster, CA 92683, in the principal offices of BioLargo.

The Issuer's website is www.biolargowater.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

BioLargo Water Canada has developed an advanced water treatment technology called the Advanced Oxidation System (AOS). It is designed to treat wastewater to discharge and/or reuse standards for several industries and applications at a lower cost than current technologies. The AOS is better than competing technologies for three main reasons: 1) it costs less (operational and capital), 2) it uses less electricity, and 3) it eliminates biological contaminants (i.e., viruses, protozoa, bacteria) and hard-to-treat organic contaminants and micropollutants, all in one system, rather than requiring multiple technologies as is currently required.

BioLargo Water Canada was founded in 2014 by AOS inventor Kenneth R. Code and BioLargo Water President Richard Smith, with investment and resources from its parent company BioLargo, led by its President and CEO Dennis P. Calvert. It is a Canadian corporation headquartered at Agri-Food Discovery Place located on the campus of the University of Alberta in Edmonton, Alberta. BioLargo Water Canada has assembled a team of water treatment and technology experts from diverse technical backgrounds who are fully devoted to developing and commercialize this technology. BioLargo Water Canada's passionate team includes two PhD scientists, two professional engineers, several technicians, and two business development professionals. It also enjoys the ongoing support from the extensive resources of , BioLargo as well as its sister company, BioLargo Engineering Science and Technologies, LLC, another subsidiary of BioLargo, that assists significantly in the engineering and scaling up the technology.

BioLargo Water Canada has received significant financial support from innovation-centric Canadian government agencies like NRC-IRAP and NSERC and has to-date been awarded more than 65 grants and financial support programs for development and commercialization of the AOS with more than 20 industry and academic collaborators from around the world. It also has enjoyed financial support for demonstration pilot projects from the leading supplier of drinking water globally, the Metropolitan Water District of Southern California through its Innovative Conservation Program "ICP".

About BioLargo, Inc. BioLargo, Inc. ("BioLargo") was incorporated under the laws of Delaware on September 19, 1991. It is a public company traded on the OTCQB Venture Market under the symbol BLGO. It is an innovative technology developer and environmental engineering company driven by a mission to "make life better" by delivering robust, sustainable solutions for a broad range of industries and applications, with a focus on clean water, clean air, and advanced wound care. In each of the markets in which BioLargo is focused, it has created subsidiaries that concentrate on specific market opportunities in order to facilitate investment and dedicated leadership with a narrow and dedicated focus, just as it has done with the Issuer and its wholly owned subsidiary BioLargo Water Canada.

BioLargo Water Canada has operated as a wholly-owned subsidiary of BioLargo since inception and continuing until BioLargo formed the Issuer and acquired 100% of its stock in exchange for its shares of BioLargo Water Canada. BioLargo has thus far provided all of the private funding for BioLargo Water Canada to support its research and development activities, as well as related support and business development services, now totaling more than $2 million. BioLargo has classified 100% of its investment into BioLargo Water Canada as paid-in capital (equity).

The Offering

Minimum amount of shares of Common Stock being offered	100,000
Total shares of Common Stock outstanding after Offering (if minimum amount reached)	16,100,000
Maximum amount of shares of Common Stock being offered	$500,000
Total shares of Common Stock outstanding after Offering (if maximum amount reached)	16,500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$500
Offering Deadline	May 31, 2020
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 35 hereof.

Assuming this Offering is fully subscribed, BioLargo's 16,000,000 shares would comprise 96.97% of the issued and outstanding common stock, and the Purchasers in this offering, collectively, would own 500,000 shares comprising 3.03% of the issued and oustanding common stock. No other classes of stock are authorized by the Issuer's Articles of Incorporation.

RISK FACTORS

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer was incorporated under the laws of the state of California on July 3, 2019. Our operations are conducted by our wholly owned subsidiary BioLargo Water Canada, a Canadian entity formed in 2014 to conduct research and development of new technologies, of which we own 100%, called BioLargo Water, Inc. Neither the Issuer nor BioLargo Water Canada has generated revenues to date. Accordingly, our companies have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Issuer's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to our proprietary water treatment system, the AOS. Our competitors include many multi-national companies with significantly greater financial, technical and human resources have and superior expertise in research and development and marketing approved products and services, and thus are better equipped than us to develop and commercialize innovative water treatment solutions. These competitors may also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors have existing water treatment technologies and long-established client bases. Accordingly, our competitors are in a better position to continue selling existing product and to commercialize new products more rapidly or effectively than we are able to, both of which adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

We rely on other companies to provide the components of our products.
We do not manufacture the component parts of the AOS system. Rather, we depend on third-party suppliers for such parts. Our ability to make our water treatment systems may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with ours or future customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide such components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Customers often finance purchases of water treatment systems, and we may need to finance the production of our water treatment systems.
Our eventual customers may decide to finance our water treatment systems. Our limited financial resources may necessitate that we finance production of our water treatment systems. In the current the lending environment, we may not be able to obtain necessary financing for such production, and our potential customers may be subject to fluctuations in such environment, including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

Our operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions. Further, we are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
We operate in both the United States and Canada, and although have no definitive plans to expand in the future, we plan on expanding operations into other countries. Currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or

significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

New laws and regulations may affect our business and result of operations
Many water infrastructure projects will be dependent on the impact and timing of potential new water laws and regulations, such as those relating to water quality, and tax credits and incentives, as well as potential changes to existing laws and regulations. Particularly now with the Trump Administration in office since January 2017, if stricter laws or regulations are delayed or are not enacted, or repealed or amended to be less strict, or enacted with prolonged phase-in periods, or not enforced, water infrastructure related projects, services and related businesses offering solutions may suffer increase costs or may even be deemed economically unfeasible.

New laws, regulations, new interpretation of existing laws or regulations, or changes in agency policy, including as a response to shifts in public opinion, or conditions imposed during regulatory hearing process may have an adverse impact on our business and revenue.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are a small company and thus are dependent on key people, including: (i) Dennis P. Calvert, our CEO and the Chairman of our board of directors, who is also President of our parent corporation, BioLargo; (ii) Richard Smith, President of BioLargo Water Canada and a member of our board of directors; (iii) Joseph L. Provenzano, our corporate Secretary and a member of our board of directors, who is also corporate Secretary and a member of the board of BioLargo, and (iv) Charles K. Dargan, II, our Chief Financial Officer, who also serves in the same capacity for BioLargo. Although we or our relative entities have employment agreements with Mssrs. Calvert, Smith, and Provenzano, there can be no assurance that they will continue to in their roles with the Issuer for a particular period of time. The loss of any of these individuals could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key man life insurance policies on any such people.
The Issuer is dependent on Richard Smith, Joseph Provenzano, and Dennis Calvert in order to conduct its operations and execute its business plan. However, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Richard Smith, Joseph Provenzano, and Dennis Calvert die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and its operations.

Our intellectual property rights are limited.
Our proprietary AOS technology is owned by BioLargo, and is licensed to BioLargo Water Canada pursuant to a written license agreement dated September 1, 2017, as amended, attached hereto as Exhibit C. Although multiple U.S. patents have been issued protecting portions of the AOS system, no foreign patents have been issued. Other than Canada, BioLargo has waived rights to protect the technologies subject of the current patents in foreign countries due to the significant cost of doing so. No assurance can be made that we or BioLargo would have the significant financial resources required to seek foreign patent protection in the event additional patent applications were filed in the future.

We rely on various intellectual property rights, including patents and licenses, in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Issuer will need more money to execute its business plan.

The Maximum Offering Amount does not fully fund the Issuer's business plan (which is to be executed through its wholly owned subsidiary BioLargo Water Canada). It is not likely that the Maximum Offering Amount will advance the Issuer's business enough to generate meaningful revenues. The Maximum Offering Amount does not provide the Issuer enough cash to continue current operations for more than approximately one year. As such, to execute its business plan and continue operations, the Issuer must raise additional capital, which could include debt, common equity, or equity with certain preferences over the Common Stock available for purchase in this Offering. As a result, investors in this offering will face future dilution as the Issuer raises more equity-based capital. Although BioLargo has funded BioLargo Water Canada's operations in the past, it is under no obligation to make additional investments into this entity or BioLargo Water Canada. If it does provide additional capital in the future, because of its majority ownership of the Issuer's outstanding stock, it will be able to choose the structure(s) of such investment(s), which may or may not be more favorable than this Offering.

The Issuer intends to use the proceeds from the Offering for working capital to advance the business of BioLargo Water Canada.

This means that the Issuer has significant discretion to use the proceeds as it sees fit and has chosen to set forth a limited description of specific uses for you to evaluate. A portion of the net proceeds from this Offering will be used for the purposes which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Issuer may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Issuer's business and goals could harm the Issuer and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and Canada. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Indemnity provisions may potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of indemnity provisions generally survive termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We intend to sub-license our technology, and if we are unable to generate and maintain such license agreements, then our business will suffer.
We believe that sub-licensing our technology is the most effective way to penetrate and generate revenue in certain well-established industries. While the license agreement between BioLargo and BioLargo Water Canada allows sublicensing, there can be no assurance that we will be able to identify or establish relationships with sub-licensees, or if we do so, negotiate profitable licensing agreements. If we are unable to do so, our revenues will not expand as we anticipate and our growth in other areas may be limited.

Our future sub-license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new sub-licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality products could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our water treatment systems is sophisticated and complex, and the process for manufacturing, assembling and testing our water treatment systems is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

Risks Related to the Securities

There is no public market for the shares of Common Stock. Although the shares of Common Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares of Common Stock. Because the shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares of Common Stock may also adversely affect the price that you might be able to obtain for the shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Issuer. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Issuer.

No governmental agency has reviewed or passed upon this Offering, the Issuer or any Securities of the Issuer. The Issuer also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Issuer, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Issuer is owned by a single owner.

Prior to this Offering, BioLargo owned 100% of the Issuer's outstanding stock. BioLargo is thus able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. BioLargo may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, BioLargo could use its voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, or support or reject other management and board proposals that are subject to owner approval.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new

Offering Deadline is reached without the Issuer receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Minimum Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer has the right to conduct multiple closings during the Offering.
If the Issuer meets certain terms and conditions, one or more intermediate closings of the Offering can occur, which will allow the Issuer to draw down proceeds of the Offering after the target offering amount has been reached and prior to the Offering Deadline. The Issuer may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate closing occurs and later a material change occurs as the Offering continues, Purchasers' subscriptions previously accepted in an intermediate closing will not have the right to re-confirm their investment as it will be deemed completed and accepted by the Issuer.

Your ownership of the shares of Common Stock will be subject to dilution.
Owners of Common Stock do not have preemptive rights. If the Issuer conducts subsequent Offerings of or Securities convertible into Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Issuer's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Issuer's assets at the time of issuance.

The Securities will be equity interests in the Issuer and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Issuer with respect to assets available to satisfy claims on the Issuer, including in a liquidation of the Issuer. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Issuer and depend on, among other matters, the Issuer's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Issuer's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Issuer may incur in the future. Accordingly, the Issuer may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Issuer or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Issuer will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Issuer does not anticipate paying any cash dividends for the foreseeable future.
The Issuer currently intends to retain future earnings, if any, for the foreseeable future, to support its business. The Issuer does not intend in the foreseeable future to pay any dividends to holders of its shares of Common Stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

BioLargo Water Investment Group, Inc. (the "Issuer") is the sole shareholder of BioLargo Water Canada, which holds the world-wide exclusive license from BioLargo (the parent company of the Issuer) to commercialize the Advanced Oxidation System (AOS) clean water technology. The AOS is a patented water treatment device designed to provide energy- and cost-efficient disinfection and decontamination of diverse water streams. The AOS is currently at the stage of a pre-commercial field demonstration unit, with several pilots ongoing and with more planned.

Business Plan

Our Business Plan is attached as Exhibit B.

Intellectual Property

BioLargo Water Canada entered into a world-wide and exclusive license agreement on September 1, 2017, as amended November 13, 2019, pursuant to which it acquired the world-wide exclusive rights to make, have made, use, sell, offer for sale, and import the patented and proprietary AOS system, for the commercial field wastewater treatment and reuse. It must pay a royalty to the licensor, BioLargo, equal to 10% of "net sales revenue" as that term is defined in the agreement, and 50% of any sublicensing fees. The agreement expires upon the earlier of the last to expire of the patent rights and 10 years and can be extended for two additional five-year periods.

The license agreement from BioLargo covers three patents that relate directly to the AOS Technology, as well as others that do not. BioLargo continues to refine and improve the AOS and has filed three additional U.S. patent applications. The patents issued to BioLargo as of date of this document related to the AOS technology are:

- U.S. patent number 10,051,866, issued on August 21, 2018, titled "Electrochemical decontamination cells"
- U.S. patent number 10,238,990, issued on March 26, 2019, titled "Apparatus for removing contamination via electrodes and a two-layered filter comprising carbon and an activating agent"
- U.S. patent number 8,679,515 issued on March 25, 2014, titled "Activated Carbon Associated with Alkaline or Alkali Iodide"

We believe these patents and applications provide a foundation from which to continue building our patent portfolio, and we believe that our technology is sufficiently useful and novel that we have a reasonable basis upon which to rely on our patent protections. We also rely on trade secrets and technical know-how to establish and maintain additional protection of our intellectual property. As our capital resources permit, we expect to expand our patent protection as we continue to refine our inventions as well as make new discoveries. See the detailed discussion below of our patents related to the AOS Technology.

The word "BIOLARGO" is subject of a trademark registered with U.S. Patent and Trademark Office, number 4034061, owned by BioLargo, Inc. We use this trademark with permission from BioLargo, Inc.

Governmental/Regulatory Approval and Compliance

Government regulations specify requirements for clean water and for wastewater discharge, and our AOS system has market opportunities for both of these applications.

For most of BioLargo Water's target markets, the AOS only requires operational safety related regulatory approvals (e.g., UL and CSA safety marks), and does not require water discharge related approvals. Generally speaking, the owner of the facility at which the AOS is installed is required to meet water discharge and reuse regulations (set by the EPA and/or the USDA), but BioLargo Water is not directly required to meet these regulations.

Litigation

There are no existing legal suits pending, or to the Issuer's knowledge, threatened, against the Issuer.

Other

The Issuer's principal address is 14921 Chestnut St., Westminster, California 92683. Its wholly owned subsidiary has office and laboratory space at 6020 – 118 St NW, Edmonton, Alberta, Canada, T6G 2E1, in the University of Alberta's Agri-Food Discovery Place.

The Issuer has one subsidiary:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Issuer
BioLargo Water, Inc.	Corporation	Alberta, Canada	January 10, 2014	100%

Because this Form C focuses primarily on information concerning the Issuer rather than the industry in which the Issuer operates, potential Purchasers may wish to conduct their own separate investigation of the Issuer's industry to obtain greater insight in assessing the Issuer's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised, for both the Issuer and the operational and wholly owned subsidiary BioLargo Water Canada.

Issuer Use of Proceeds

Category	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.0%	$5,000	5.0%	$25,000
Estimated Attorney Fees	10.0%	$10,000	2.0%	$10,000
Estimated Accountant/Auditor Fees	10.0%	$10,000	2.0%	$10,000
Investment in BioLargo Water Canada (see chart below)	75.0%	$75,000	91.0%	$455,000
Total	**100%**	**$100,000**	**100%**	**$500,000**

The Issuer has discretion to alter the use of proceeds as set forth above. The Maximum Amount offered in this Offering is *not* sufficient to fund the Issuer's business plan, and additional funds will be necessary (see Risk Factors, above).

BioLargo Water Canada Use of Proceeds

The following illustrates the use of proceeds in the operational subsidiary from funds raised in the Offering and invested into the subsidiary by the issuer. The Issuer will receive an unsecured promissory note for the amount invested, due in two years, earning 10% interest.

Category	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	6.7%	$5,000	6.6%	$30,000
Research and Development	20.0%	$15,000	19.8%	$90,000

Manufacturing	13.3%	$10,000	13.2%	$60,000
Equipment Purchases	20.0%	$15,000	19.8%	$90,000
Future Wages	26.7%	$20,000	27.5%	$125,000
General Working Capital	13.3%	$10,000	13.2%	$60,000
Total	**100%**	**$75,000**	**100%**	**$455,000**

DIRECTORS, OFFICERS AND KEY EMPLOYEES

Directors and Officers

The board of directors and officers of the Issuer and its wholly owned subsidiary BioLargo Water Canada are comprised of the following individuals, whose biographies follow. These individuals are the Issuer's current and initial officers and directors, being elected soon after the company's formation.

	Officers	**Directors**
BioLargo Water Investment Group, Inc. (Issuer)	**CEO:** Dennis P. Calvert **Secretary:** Joseph L. Provenzano **CFO:** Charles K. Dargan II	Dennis P. Calvert Joseph L. Provenzano Richard H. Smith
BioLargo Water, Inc. (Canadian subsidiary)	**CEO:** Richard H. Smith **Secretary:** Dennis P. Calvert **CFO:** Charles K. Dargan	Dennis P. Calvert Kenneth R. Code

Dennis P. Calvert is the Issuer's CEO since its founding, and also serves as Chairman of its board of directors. He is also the CEO and Chairman of BioLargo. He also serves as board member, secretary and CFO for our wholly owned subsidiary BioLargo Water Canada. Mr. Calvert was appointed a director of BioLargo in June 2002 and has served as its President and Chief Executive Officer since June 2002. Mr. Calvert holds a B.A. degree in Economics from Wake Forest University, where he was a varsity basketball player. Mr. Calvert also studied at Columbia University and Harding University. He also serves on the board of directors at The Maximum Impact Foundation, a 501(c)(3) charity committed to bridging the gap for lifesaving work around the globe for the good of man and in the name of Christ. He serves as a Director of Sustain SoCal (formerly known as Sustain OC), a trade association that seeks to promote economic growth in the Orange County "clean technology" industry. Most recently, he joined the Board of Directors at The TMA Bluetech of San Diego, a leading US based water cluster and also serves on the Board of Directors of Tilly's Life Center, a nonprofit charitable foundation aimed at empowering teens with a positive mindset and enabling them to effectively cope with crisis, adversity and tough decisions. He is also an Eagle Scout. He is married and has two children. He has been an active coach in youth sports organizations and ministry activity in his home community. Mr. Calvert has an extensive entrepreneurial background as an operator, investor and consultant. Prior to his work with BioLargo, he had participated in more than 300 consulting projects and more than 50 acquisitions as well as various financing transactions and companies that ranged from industrial chemicals, healthcare management, finance, telecommunications and consumer products.

Joseph L. Provenzano is the Issuer's corporate secretary since its founding, and also serves on its board of directors. He has been a member of the board of directors of BioLargo since June 2002, assumed the role of Corporate Secretary in March 2003, was appointed Executive Vice President of Operations in January 2008 and was elected President of BioLargo subsidiary Odor-No-More, Inc. upon the commencement of its operations in January 2010. He is a co-inventor on several of BioLargo's patents and proprietary manufacturing processes, and has developed over 30 products from its CupriDyne® technology. Mr. Provenzano began his corporate career in 1988 in the marketing field. In 2001 he began work with an investment holding company to manage their mergers and acquisitions department, participating in more than 50 corporate mergers and acquisitions.

Charles K. Dargan II is the Chief Financial Officer of the Issuer, BioLargo Water Canada, and BioLargo. He has been the Issuer's CFO since its founding. Since January 2003, Mr. Dargan has served as founder and principal of CFO 911, an organization of senior executives that provides accounting, finance and operational expertise to both public and private companies who are at strategic inflection points of their development and helps them effectively transition from one business stage to another. From March 2000 to January 2003, Mr. Dargan was the Chief Financial Officer of Semotus Solutions, Inc., an American Stock Exchange-listed wireless mobility software company. Mr. Dargan also serves as a director of Hiplink Software, Inc. and CPSM, Inc. Further, Mr. Dargan began his finance career in investment banking with Drexel Burnham Lambert and later became Managing Director of two regional firms, including Houlihan Lokey Howard & Zukin, where he was responsible for the management of the private placement activities of the firm. Mr. Dargan received his B.A. degree in Government from Dartmouth College, and his M.B.A. degree and M.S.B.A. degree in Finance from the University of Southern California. Mr. Dargan is a CPA (inactive).

Dr. Richard H. Smith is the president of our BioLargo Water Canada, and also serves on the board of directors of the Issuer. He has been integral to the vision of the AOS from the beginning. Dr. Smith also has over ten years of experience as the Research Development and Industrial Relations Coordinator at the University of Alberta Department of Agricultural, Food and Nutritional Sciences, where he oversaw the administration of grants totaling over $10 million. Dr. Smith received an MSc in Veterinary Microbiology and a PhD in Viral Immunopathology from the University of Saskatchewan, and he completed his postdoctoral fellowship in the Department of Medical Microbiology and Immunology at the University of Alberta. Dr. Smith has over 15 years of experience in industry, having worked with several Biotech Companies in Alberta, including ChemBioMed, Alberta Research Council, AltaRex and VirRexx. In 2003, Dr. Smith joined the University of Alberta as Coordinator, Research Development & Industry Relations for the Department of Agricultural, Food and Nutritional Science (AFNS) where he assisted academics with research development and program funding.

Indemnification

The Issuer's articles of incorporation, as amended, indemnify the directors to the extent and in the manner permitted by the California Corporations Code, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising from the fact that the person is a director of the Issuer. The articles further grant the Issuer the power to indemnify each of its employees, officers and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising from the fact that the person is an employee, officer or agent of the Issuer.

Employees

BioLargo Water Canada has six employees, all of whom work at the Canadian offices and research space located at the University of Alberta campus. The Issuer has no direct employees, and the members of its Board of Directors are not compensated.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our articles of incorporation, as amended, authorize the issuance of 100,000,000 shares of common stock, no par value per share, (the "Common Stock"). No other class of stock is authorized. As of the date of this Form C, 16,000,000 shares of Common Stock are issued and outstanding. These shares were issued on July 24, 2019 to BioLargo, Inc. (see "Ownership," below).

The Issuer has issued the following outstanding Securities:

Type of security	Common Stock
Shares outstanding	16,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	none
Percentage ownership of the Issuer by the holders of such Securities	100%

Debt

The Issuer has no outstanding debt.

Valuation

Based on the purchase price of the Common Stock being sold in this Offering, the pre-Offering value ascribed to the Issuer is $16,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Issuer prior to investing.

Ownership

Prior to the commencement of this Offering, 100% of the issued and outstanding Common Stock of the Issuer was owned by BioLargo, Inc., a Delaware corporation (OTCQB: BLGO). The shares held by BioLargo were issued pursuant to a Share Exchange Agreement through which BioLargo exchanged all of the issued and outstanding shares of BioLargo Water for 16,000,000 shares of the Issuer's common stock. The exchange of securities between the two companies was exempted from registration pursuant to Section 4(a)(2) of the Securities Act.

Following the Offering, the Purchasers will own 0.621% of the Issuer if the Minimum Amount is raised and 3.030% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: research and development expenses of $692,544 in 2018 and $851,513 in 2017; selling, general and administrative expenses of $108,392 in 2018 and $99,677 in 2017.

We anticipate that we will generate revenue through our first commercial pilot project at the farm where a pre-commercial pilot project was just completed. (See Business Plan for additional details).

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $16,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Historically, we have received funds for operations from two sources: (i) government and industry research grants, and (ii) from BioLargo, our sole shareholder. Although we have been awarded over 69 research grants in the last five years, we are not awarded every grant that we apply for, and there is no assurance that we will continue to receive grant funds. Additionally, BioLargo is not under any continuing obligation to fund our operations and devotes its financial resources to its other business operations.

The Issuer currently has an average burn rate of $40,000 per month.

Capital Expenditures and Other Obligations

The Issuer has no obligations to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Issuer are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering up to 500,000 of shares of Common Stock for up to $500,000. The Issuer is attempting to raise a minimum amount of $100,000 in this Offering (the "Minimum Amount"). The Issuer must receive commitments from investors in an amount totaling the Minimum Amount by May 31, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Issuer has the right to extend the Offering Deadline at its discretion. The Issuer will accept investments in excess of the Minimum Amount up to $500,000 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Issuer will notify Purchasers when the Minimum Amount has been reached. If the Issuer reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Issuer will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Issuer upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Issuer upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that the target offering amount is reached prior to May 31, 2020 and provided the Intermediary consents, the Issuer may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the closing at least five (5) business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to such closing to cancel their investment commitment.

In the event the Issuer does conduct one of multiple closings, the Issuer agrees to only withdraw an amount from escrow after the target offering amount has been reached and will only conduct such closing if there will be more than 21 days remaining before May 31, 2020.

35

The Issuer may only conduct another close before May 31, 2020 if (i) the amount of investment commitments made exceeds the target offering amount at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before May 31, 2020.

The Issuer has agreed to return all funds to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

Subscription Agreements are not binding on the Issuer until accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Issuer rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Issuer determined the valuation based on its intellectual property, including patents issued and pending, the technology it has licensed, the size of the markets its technology addresses, the valuation of similar companies, and the amount of capital invested to develop its technology. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through WWF Funding Portal, LLC, the Intermediary. The Intermediary will receive a commission of five percent (5.0%) of the amount raised in the Offering. Further, the Intermediary will receive a number of shares of Common Stock of the Issuer that is equal to five percent (5.0%) of the total number of shares of Common Stock sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Issuer will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common stock, no par value per share, of which 16,100,000 shares of common stock will be issued and outstanding.

Voting and Other Rights
Although holders of our Common Stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy, subscribers of this Offering are required to sign an Irrevocable Investor Proxy Voting Agreement (the "Proxy Agreement") granting the Issuer the right to vote the Common Stock purchased by the investor. The Proxy Agreement is attached hereto as Exhibit E, may not be cancelled or revoked by the investor, and does not expire. The Proxy Agreement requires the Issuer to vote the shares subject to the agreement consistently with the majority holders of the Issuer's Common Stock. Because BioLargo will retain ownership of more than 95% of the Common Stock assuming this Offering is fully subscribed, the Proxy Agreement in essence requires the Issuer to vote in accordance with BioLargo's votes. Because of BioLargo's majority ownership and the Proxy Agreement all investors are required to sign, you will not have any impact on corporate matters.

Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders (if any) and have been paid in full in accordance with the terms of their instruments.
The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder/equity holder agreements in place.

Dividend Rights
Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Issuer does not intend to issue dividends in the future.

Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Issuer's assets that are legally available for distribution to shareholders after payment of liabilities. If the Issuer has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights
Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Issuer's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Issuer does not have the right or obligation to repurchase the shares of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Issuer has not engaged in any transactions with related persons.

Conflicts of Interest
To the best of our knowledge the Issuer has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Issuer, its operations or its security holders.

OTHER INFORMATION
This Offering is the Issuer's first exempt offering of securities under Regulation Crowdfunding. The Issuer has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dennis P. Calvert

Dennis P. Calvert, Director and Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dennis P. Calvert

Dennis P. Calvert, Director and Chief Executive Officer

Date: January 28, 2020

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Joseph L. Provenzano

Joseph L. Provenzano, Director, Secretary

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph L. Provenzano

Joseph L. Provenzano, Director, Secretary

Date: January 28, 2020

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Charles K. Dargan

Charles K. Dargan, Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Charles K. Dargan

Charles K. Dargan, Chief Financial Officer

Date: January 28, 2020

EXHIBIT A   Financial Statements

Consolidated Financial Statements (with Independent Accountants' Review Report)

BIOLARGO WATER INVESTMENT GROUP, INC. AND SUBSIDIARY

As of and For the Years Ended December 31, 2018 and 2017

BIOLARGO WATER INVESTMENT GROUP, INC. AND SUBSIDIARY

Table of Contents

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders
BioLargo Water Investor Group, Inc. and Subsidiary

We have reviewed the accompanying consolidated financial statements of BioLargo Water Investor Group, Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, shareholder's equity and cash flows for each of the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based upon our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

300 Spectrum Center Drive
Suite 300 · Irvine, CA 92618
949.450.6200 Fax 949.450.6201
www.hwcpa.com

LEA
global
leading edge alliance
innovation · quality · excellence

9171 Towne Centre Drive
Suite 190 · San Diego, CA 92122
858.249.7444 Fax 858.249.7445
www.hwcpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT (continued)

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has yet to generate any revenues, has experienced recurring losses, has an accumulated deficit, and has relied extensively on funding from its parent company. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of a Matter

As described in Note 1, the accompanying consolidated financial statements include significant transactions with related parties including a subsequent recapitalization, and as a result, may not be indicative of the financial position or results of operations had the Company operated as an independent entity.

Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California
October 8, 2019

BIOLARGO WATER INVESTMENT GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

As of December 31, 2018 and 2017

	December 31, 2018	December 31, 2017
ASSETS		
Current assets		
Cash	$ 6,976	$ 28,959
Grants and taxes receivable	26,575	35,244
Total current assets	33,551	64,203
Total assets	$ 33,551	$ 64,203
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 8,624	$ 2,677
Total current liabilities	8,624	2,677
Commitments and contingencies (Note 4)		
Shareholder's equity		
Common stock, no par value, 120 shares authorized,issued and outstanding (Note 1)	-	-
Paid-in capital	2,141,735	1,759,023
Accumulated other comprehensive gain (loss)	125,618	(25,576)
Accumulated deficit	(2,242,426)	(1,671,921)
Total shareholder's equity	24,927	61,526
Total liabilities and shareholder's equity	$ 33,551	$ 64,203

See accompanying notes to consolidated financial statements and
independent accountants' review report.

BIOLARGO WATER INVESTMENT GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2018 and 2017

	December 31, 2018	December 31, 2017
Revenues	$ -	$ -
Operating expenses		
Selling, general and administrative expenses	108,392	99,677
Research and development	692,544	851,513
Total operating expenses	800,936	951,190
Operating loss	(800,936)	(951,190)
Other income		
Grant income	157,913	139,549
Tax credit income	72,518	71,130
Total other income	230,431	210,679
Net loss	(570,505)	(740,511)
Comprehensive loss		
Foreign translation adjustment	151,194	56,118
Comprehensive loss	$ (419,311)	$ (684,393)

See accompanying notes to consolidated financial statements and
independent accountants' review report.

4

BIOLARGO WATER INVESTMENT GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Shareholder's Equity (Deficit)

For the Years Ended December 31, 2018 and 2017

	Paid-in Capital	Accumulated Other Comprehensive gain (loss)	Accumulated Deficit	Total Shareholder Equity
Balance, December 31, 2016	$ 1,055,280	$ (81,694)	$ (931,410)	$ 42,176
Contributed capital from BioLargo, Inc.	703,743	-	-	703,743
Net loss	-	-	(740,511)	(740,511)
Foreign currency translation	-	56,118	-	56,118
Balance, December 31, 2017	1,759,023	(25,576)	(1,671,921)	61,526
Contributed capital from BioLargo, Inc.	382,712	-	-	382,712
Net loss	-	-	(570,505)	(570,505)
Foreign currency translation	-	151,194	-	151,194
Members' equity, December 31, 2018	$ 2,141,735	$ 125,618	$ (2,242,426)	$ 24,927

See accompanying notes to consolidated financial statements and independent accountants' review report.

5

BIOLARGO WATER INVESTMENT GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2018 and 2017

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net loss	$ (570,505)	$ (740,511)
Changes in assets and liabilities:		
Grants and taxes receivable	8,669	(5,621)
Accounts payable and accrued expenses	5,947	1,552
Net cash used in operating activities	(555,889)	(744,580)
Cash flows from financing activities		
Proceeds from BioLargo, Inc.	382,712	703,743
Net cash provided by financing activities	382,712	703,743
Net effect of foreign currency translation	151,194	56,118
Net change in cash	(21,983)	15,281
Cash, at the beginning of the year	28,959	13,678
Cash, at the end of the year	$ 6,976	$ 28,959

See accompanying notes to consolidated financial statements and
independent accountants' review report.

BIOLARGO WATER INVESTMENT GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2018

1.   **Business and Organization**

Description of Business

BioLargo Water Investment Group, Inc. and Subsidiary (the "Company") delivers innovative and sustainable technology-based products and services, as well as engineering expertise, focused on clean water.   It has developed an advanced water treatment technology called the Advanced Oxidation System (AOS), designed to treat wastewater to discharge and/or reuse standards for several industries and applications. We believe our technology is provided at a lower capital and operating cost than current technologies. The AOS is a patented water treatment device that generates a series of highly oxidative species of iodine and other molecules that, because of its proprietary configuration and inner constituents, allow it to eliminate pathogenic organisms and organic contaminants as water passes through the device and it performs with extreme efficacy while consuming very little electricity. Its key application is rapid and efficient decontamination and disinfection of various wastewaters. We intend to monetize the AOS and related assets through a variety of business structures that may include licensure, joint venture, sale, spin off, or by deploying direct to market strategies. We are currently an early-stage company (see below).

Organization

BioLargo Water Investment Group, Inc. ("BWIG") is a California corporation formed in July 2019. It is a wholly-owned subsidiary of BioLargo, Inc., a Delaware corporation, and holds 100% of the issued and outstanding shares in its subsidiary, BioLargo Water, Inc. ("BWI"), a corporation organized under the laws of the Province of Alberta, Canada in 2013.

BioLargo, Inc. formed BWI in 2013 as a wholly-owned Canadian subsidiary to conduct research and development. Since formation, BioLargo invested $2,141,735 in BWI, which amounts are recorded as Paid-In Capital on our balance sheet. Although it has done so in the past, BioLargo is under no obligation to continue funding the operational expenses of BWI or BWIG.

On July 24, 2019, BioLargo and BWIG entered into a Plan and Agreement of Reorganization whereby BioLargo exchanged its 120 shares of BWI, which comprised 100% of the issued and outstanding shares of BWI, for 16 million shares of BWIG. As a result of the transaction, BioLargo acquired 100% of the issued and outstanding shares of BWIG, and BWIG acquired 100% of the issued and outstanding shares of BWI. As BWIG is a holding company, the historical results of the BWI operating subsidiary have been reflected within these consolidated financial statements.

BIOLARGO WATER INVESTMENT GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

December 31, 2018

1.   **Business and Organization (continued)**

Early Stage Company

We are an early-stage entity, as our planned principal operations of commercializing our technology have not yet commenced. Our BWI subsidiary has been principally engaged in research and development of the AOS. We have two pre-commercial pilot projects. The first at a Southern California brewery has just concluded and confirmed the AOS disinfected water to expected protocols. The second, at a livestock farm in Alberta Canada, is ongoing. The client, Sunworks Farm, has asked us to prepare a bid for a commercial pilot to treat wastewater for their entire operation.

Going Concern

We are yet to generate any revenue from operations, and rely on (i) investment from our sole shareholder, BioLargo, Inc., (ii) government grants, and (iii) tax credits to fund operations. As such, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of our business. As reflected in the accompanying consolidated financial statements, we had a net loss of $570,505 for the year ended December 31, 2018, and an accumulated shareholder deficit of $2,242,426 as of December 31, 2018. The foregoing factors raise substantial doubt about our ability to continue as a going concern. Ultimately, our ability to continue as a going concern is dependent upon our ability to attract significant new sources of capital, attain a reasonable threshold of operating efficiencies and achieve profitable operations by licensing or otherwise commercializing products. The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

We have been, and anticipate that we will continue to be, limited in terms of our financial resources. Our total cash was $6,976 at December 31, 2018. We received grant income of $157,913 for the year ended December 31, 2018, which amount was not sufficient to fund our operations, and we incurred negative cash flows from operating activities of $555,889 for the year ended December 31, 2018. Although BioLargo, Inc. has funded our operations in the past, it is under no continuing obligation to do so. Additionally, the government grants and tax credits that have provided us with financial resources in the past may not be available in the future to partially fund our operations.

2.   **Summary of Significant Accounting Policies**

Principles of Consolidation

The consolidated financial statements include the accounts of the BWIG and its wholly owned subsidiary, BWI, whose operations have been consolidated for all periods presented. All intercompany accounts and transactions have been eliminated (see Note 3).

Basis of Presentation

The accompanying consolidated financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. ("GAAP")

Foreign Currency

The Company has designated the functional currency of BWI, our Canadian subsidiary, to be the Canadian dollar. Therefore, translation gains and losses resulting from differences in exchange rates are recorded in accumulated other comprehensive loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. From time to time, our cash account balances may be greater than the Federal Deposit Insurance Corporation insurance limit of $250,000 per owner per bank, and during such times, we are exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the financial institution. We do not anticipate non-performance by our financial institution.

Research and Development and Patent Expenses

The Company's costs for research and development are primarily labor related to researchers we employ in developing or advancing our technology. The Company does not capitalize any costs associated with patent applications or defense. All such costs are expensed as incurred.

2.   **Summary of Significant Accounting Policies (continued)**

Government Grants

We have been awarded multiple research grants from governmental and quasi-governmental institutions. The grants received are considered "other income" and are included in our statements of operations and comprehensive loss. We received our first grant in 2015 and have been awarded over 65 grants totaling over $3.6 million. Some of the funds from these grants are given directly to third parties (such as the University of Alberta or a third-party research scientist) to support research on our technology and are not reflected in our consolidated financial statements. The grants have terms generally ranging between six and eighteen months and support a majority, but not all, of the related research budget costs. This cooperative research allows us to utilize (i) a depth of resources and talent to accomplish highly skilled work, (ii) financial aid to support research and development costs, and (iii) independent and credible validation of our technical claims.

The grants typically provide for (i) recurring monthly amounts, (ii) reimbursement of costs for research labor for which we invoice to request payment as they are incurred, and (iii) ancillary cost reimbursement for research labor travel related costs, which are also invoiced as they occur. All awarded grants have specific requirements on how the money is spent, typically to employ researchers. None of the funds may be used for general administrative expenses or overhead in the United States. These grants have substantially increased our level of research and development activities in Canada. We continue to apply for Canadian government and agency grants to fund research and development activities. Not all of our grant applications have been awarded, and no assurance can be made that any pending grant application, or any future grant applications, will be awarded.

Income Taxes

We use the "asset and liability" approach to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of asset and liabilities. Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

We account for uncertainties in income tax law under a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns as prescribed by GAAP. Under GAAP, the tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained by the taxing authority as of the reporting date. If the tax position is not considered "more-likely-than-not" to be sustained, then no benefits of the position are recognized. The U.S. operations of the Company will not file separate income tax returns since they will be part of the consolidated tax return of Biolargo, Inc. The BWI subsidiary files separate returns with the Canadian government.

Recently Issued Accounting Pronouncements.

In February 2016, the FASB issued ASU Update No. 2016-02, "Leases," which will require lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability, and lessors to recognize a net lease investment. Additional qualitative and quantitative disclosures will also be required. This standard is effective January 1, 2019. We expect to adopt this standard using the modified retrospective transition method approved by the FASB in July 2018. We anticipate this will result in a gross up of assets and liabilities on our balance sheet, however we have not determined the exact effects at this time.

3. **Related Party**

Through an agreement between BWI and its former (and ultimate) parent company, Biolargo, Inc., all intellectual property and patents developed by BWI are owned by Biolargo, Inc. The intellectual property has been licensed to BWI to allow it to monetize commercial opportunities associated with the developed technology.

4.   **Commitments and Contingencies**

Office Leases

We lease office and laboratory space at the University of Alberta Discovery Center in Alberta, Canada. Payments made under the lease are charged on a straight-line basis over the term of the operating lease agreement. For the years ended December 31, 2018 and 2017, total rental expense was $57,934 and $64,448.   The future minimum lease commitments are as follows:

Year Ending December 31,	Total
2019	$ 48,183
2020	3,986
	$ 52,169

Employment Contracts

We have nine employees. None of our employees are subject to long-term employment relationships.

Legal

The Company may be subject to claims and lawsuits that arise in the ordinary course of business. We are currently not aware of any claims or lawsuits that would reasonably be expected to have a material adverse effect on the Company's results of operations or financial conditions.

5.   **Other Income**

Grant Income

Our wholly owned Canadian subsidiary, BWI, has been awarded more than 65 research grants over the years from various Canadian public and private agencies, including the Canadian National Research Institute – Industrial Research Assistance Program (NRC-IRAP), the National Science and Engineering Research Council of Canada (NSERC), and the Metropolitan Water District of Southern California's Innovative Conservation Program "ICP". The research grants received are considered reimbursement grants related to costs we incur and therefore are included as Other Income. Amounts paid by grants directly to third parties are not included in our consolidated financial statements.

5. **Other Income (continued)**

Grant Income (continued)

Although we are continuing to apply for government and industry grants, and indications from the various grant agencies is highly encouraging, we cannot be certain of continuing those successes in the future.

Tax Credit Income

Our research and development activities in Canada entitle our Canadian subsidiary to claim benefits under the "Scientific Research and Experimental Development Program", a Canadian federal tax incentive program designed to encourage Canadian businesses of all sizes and in all sectors to conduct research and development in Canada. Benefits under the program include credits to taxable income. If our Canadian subsidiary does not have taxable income in a reporting period, we instead receive a tax refund from the Canadian Revenue Authority. Those refunds are classified in other income on our consolidated statement of operations and comprehensive loss. For the year ended December 31, 2018 and 2017, we received $72,518 and $71,130.

As of December 31, 2018 and 2017, the balances for grants and taxes receivable is as follows:

	December 31, 2018	December 31, 2017
Grants receivable	$ 22,930	$ 27,041
Taxes receivable	3,645	8,203
Total	$ 26,575	$ 35,244

6. **Subsequent Events**

Management has evaluated subsequent events through October 8, 2019, the date the consolidated financial statements were available to be issued. For the six months ended June 30, 2019, we incurred $361,000 in operational losses, and $317,000 in research and development expenses, and received $124,000 in grant income.

EXHIBIT B   Business Plan

BUSINESS PLAN – BioLargo Water Investment Group, Inc.

Overview

BioLargo Water, Inc., a Canadian entity ("BioLargo Water Canada") and wholly owned subsidiary of BioLargo Water Investment Group, Inc. ("Issuer"), has developed an advanced water treatment technology called the Advanced Oxidation System (AOS). It is designed to treat wastewater to discharge and/or reuse standards for several industries and applications at a lower cost than current technologies. A detailed business model is available for review in Section 2. The AOS is better than competing technologies for three main reasons: 1) it costs less (operational and capital), 2) it uses less electricity, and 3) it eliminates biological contaminants (i.e., viruses, protozoa, bacteria) AND hard-to-treat organic contaminants and micropollutants, all in one system, rather than requiring multiple technologies as is currently required.

Total Addressable Market (TAM):
$44B
Beachhead market size:
$250M
5-year post-launch projected revenues in beachhead:
$25M
Projected revenues within TAM:
$250M

We intend to sell the AOS into the following industries, in approximate chronological order: 1) poultry processing (beachhead market), followed closely by 2) storm wastewater treatment, 3) food & beverage processing and manufacturing, 4) petrochemical and oil & gas, 5) agriculture, and 6) municipal wastewater facilities. The approximate value of each of these markets is described in Table 1. We believe that once the AOS is deployed in its beachhead market as part of a BioLargo Water, Inc.-provided "treatment train", it can subsequently be sold quickly into its secondary markets as a single component due to the credibility generated in the beachhead market, thereby accelerating growth.

Counting all of the above target markets, the company believes the AOS can achieve $250 million in annual revenues once full market penetration is reached.

BioLargo Water

BUSINESS PLAN – BioLargo Water Investment Group, Inc.

The AOS has been proven scalable and the current maximum capacity is five gallons/minute per AOS unit. The AOS units have been designed to be modular, so 20 AOS units can process approximately 144,000 gallons per day. This is commensurate


Many Possible Paths For Scale-up
Crucial To Determine Optimal Method
Alpha (Current) Prototype
Serial Configuration • Parallel Configuration • Column Height
Column Width • Number of Columns • Column Orientation
Column Pressure • Feed Orientation • Gravity-fed vs High Pressure

with the light industrial facilities that BioLargo Water, Inc. is targeting to serve. With increased deployment and concurrent technology advancement, the efficiency of the AOS is also projected to increase, paving the way for higher flow rate capacities and opening the doors for additional markets.

The AOS is currently at the stage of pre-commercial piloting. At the time of this writing, the AOS is being deployed in field demonstration pilots, including a pilot on-site at a poultry processing facility where a full AOS treatment train is treating “chill tank” water to regulatory recycling standards. Recently, the owner of the farm on which this pilot was installed requested that BioLargo Water, Inc. submit a proposal for a commercial trial for the AOS, which would be the first commercial trial for this technology. Another pre-

commercial pilot is planned for late 2019 in a stormwater capture and reuse setting. Government funding for this third party has been secured. These pilots are a turning point in the AOS' development and we believe will provide sufficient evidence for the AOS' capabilities for commercial trials to begin.

In order to reach commercial trials and subsequent market adoption, Issuer seeks capital to fund work to 1) complete the necessary pre-commercial pilots which have been pre-vetted by the other funding agencies, 2) complete remaining development work, and 3) build out manufacturing, logistics, business development, sales, and marketing. See Section 5 – Use of Investment Proceeds.

The Company: BioLargo Water Investment Group, Inc. ("Issuer")

Issuer is a California corporation formed by BioLargo, Inc. (stock symbol BLGO) to commercialize the AOS technology. It owns 100% of BioLargo Water Canada (biolargowater.com), the Canadian research and development corporation formed in 2014 that has spearheaded development of the AOS. BioLargo, Inc. is an innovative technology developer and environmental engineering company driven by a mission to "*make life better"* by delivering robust, sustainable solutions for a broad range of industries and applications, with a focus on odor management, clean water, clean air, and advanced wound care.

BioLargo Water Canada has an exclusive license to the AOS technology globally. The license for the AOS from BioLargo, Inc. includes a royalty for AOS sales equal to 10% net sale revenue, and equally shared royalties on sub-licensing revenues developed outside of Canada.

Business Strategy

BioLargo Water Canada has a two-step strategy to addressing its target markets. In the first step, the company will win customers in its beachhead market (poultry processing), which management has identified as an ideal first market to demonstrate the AOS' economic and technical superiority to incumbent technologies. Poultry processing is under-served by the large consolidated water treatment companies, and there is significant opportunity to enable water reuse in this market in North America. After success in this first market, BioLargo Water, Inc. intends to commercialize the AOS in secondary markets primarily through licensure to large water technology companies and sale of AOS and components through qualified distributors and engineering, procurement, and construction companies (EPCs), using its success in the poultry market for leverage and exposure.

Step 1: Poultry processing market

BUSINESS PLAN – BioLargo Water Investment Group, Inc.

The initial business model for this market is to provide the AOS treatment solution for a monthly fee (established as a portion of actual savings generated by the system). For the monthly fee, the company will include all necessary capital equipment, engineering design and installation, monitoring and ongoing maintenance. Our research and experience have demonstrated that implementation of our water treatment solutions will achieve significant financial savings for the customer by offsetting freshwater use and/or reducing discharge fines.

BioLargo Water Canada's current industry collaborator in its Canadian pilot project is a good example of the commercial opportunity in this market. The owner wants to expand poultry production and increase revenues, but is limited by the cost of the additional clean fresh-water needed. We project that the AOS system can reduce clean-water costs by two-thirds, leaving sufficient savings to pay BioLargo Water, Inc. a $10,000 per month fee. We project our capital and operating costs for the unit is $200,000 over four years, netting a profit of $280,000.

These figures will also increase with scale: if the company is only selling one unit, its profits are low due to costs associated with infrastructure – however as the company sells more units, the margins per unit increase. Company management believes that at five units, it will be making a profit, and at 10 units that profit is substantial. Therefore, investment capital is required to support the infrastructure to serve a sufficient number of customers.

In many industrial settings, businesses are charged fees by local municipalities to discharge dirty water into the sewer system. These fees vary significantly, but can be in excess of $5,000 per day. In these instances, the business model for the AOS is even more compelling.

BioLargo Water Canada will initially design, manufacture, and deliver AOS units to its customers in the poultry processing market in North America. The components for an AOS are easily sourced and therefore manufacturing is done easily in-house. Following successful market entry and establishment of a track record, to access additional regional markets BioLargo Water Canada will explore securing partners on a licensing fee and profit-sharing basis, dependent on performance.

In the first market, poultry processing, the company intends to sell or lease AOS units as part of whole "treatment trains", wherein the company provides (for a profit) all the necessary equipment pieces to treat the customer's wastewater. In the later markets the company plans to sell AOS units as discrete "components" to be inserted into customers' existing infrastructure, thereby requiring less capital and generating greater margins for BioLargo Water Canada. Management expects the market will adopt the AOS in this way due to the credibility built for the AOS in its beachhead market. Additionally, design, sale, and installation of other wastewater treatment equipment involved in the treatment train in BioLargo Water Canada's first target market will offer additional opportunities for the company to generate recurring revenue above and beyond sale of its proprietary AOS system in the first target market.

<u>Step 2: Secondary markets – stormwater, food & beverage, industrial, oil & gas, grey water, and municipal wastewater facilities</u>

For the other market targets, the business model will be industry specific. Principally, BioLargo Water Canada intends to partner with large multinational water treatment solution providers on a licensure basis to access these markets, using the company's success in the poultry market to bolster its position. Where appropriate, other business models are possible for these markets:

- Lease packages (similar to the poultry model) that will include treatment units, installation and maintenance services.
- Direct purchase by municipalities
- Monthly maintenance contracts

BioLargo Water Canada believes that it should remain flexible in how it offers and introduces the AOS to these markets so that it does not limit its ability to expand and grow rapidly. For instance, attempting to sell or lease the AOS directly to all target markets would result in severe cashflow challenges that would limit growth.

In some circumstances, the AOS sold to be inserted into the customer's existing full treatment train, with BioLargo Water, Inc. offering service-for-fee. In other situations, the company can offer a complete treatment train of its own that includes its proprietary component (the AOS), as well as other in-house made or off-the-shelf treatment components. The company's full-service design and engineering team is fully capable to serve customers with a turn-key solution to deliver clean water. In other situations, the company may even offer a turn-key engineered water treatment system to enable its customers to use its technology under a license. Eventually, BioLargo Water Canada envisions being able to become a long-term water treatment solutions provider under a concession with offtake or guaranteed revenue structure.

Market Opportunity

The first gateway target market for the AOS is the poultry production and processing industry. This is an industry opportunity largely untouched by competition, and is a gateway market, meaning that the company intends to win its first customers in this market and prove the AOS' commercial worth, then other markets will adopt the AOS readily. Stated simply, "if we can clean up poultry process water in an affordable modular and distributed system, then many other markets present a lesser technical challenge".

The poultry process industry contends with large volumes of highly contaminated water daily and has been under increased pressure in recent years to treat its wastewater with greater fidelity prior to discharge to municipal sewage systems. Rising water costs have also created a large economic incentive for poultry processing facilities to adopt water recycling and reuse systems to offset some of their fresh-water use. Currently, common practices within the industry is for minimal screening and filtration of wastewaters prior to discharge into the environment. These practices do not allow for reuse of the water and discharge can be associated with large fines due to the contaminant load of the waste streams. The proven technical performance of BioLargo Water Canada's complete, engineered solution that includes the AOS technology provides to the industry an enhanced, robust, scalable, modular, and low-cost water treatment solution that will allow water reuse and if not, at a minimum, reduce fines levied for the discharge of their waste streams. **The total estimated global market for poultry processing wastewater treatment and recycling is valued at $250M annually.**

After the company commercializes the AOS in the poultry processing market, its secondary markets will be: 2) stormwater, 3) food & beverage, 4) petrochemical and oil & gas, 5) agriculture, and 6) municipal wastewater facilities. The approximate value of each of these markets is described in Table 1.

Table 1: AOS Target Markets

Market	Estimated size globally
Poultry processing	$250,000,000
Food and beverage	$6,000,000,000
Petrochemical/ Oil and Gas	$5,000,000,000
Stormwater	$4,500,000,000
Agriculture	$2,000,000,000
Municipal wastewater facilities	$27,000,000,000
Total	$44,750,000,000

The size of these markets (Table 1) is large and varied, with many boasting annual growth rates of 6%. Stormwater management and treatment is valued at $4.5B USD annually in the US alone. Municipal wastewater treatment is estimated at $27B USD[1]. The food and beverage wastewater treatment market is projected to be worth $6B globally by 2020[2]. The petrochemical and oil and gas produced wastewater reuse market is projected to be worth $5B globally. As each water treatment application is highly specific, the AOS' value proposition in each of these target markets is nuanced and variable, but the AOS' essential value offering of very low OPEX and reliable water treatment performance is projected to be attractive to end users and will allow it to capture a portion of each market.

---

[1]https://www.luxresearchinc.com/press-releases/advanced-municipal-wastewater-treatment-market-offers-27-billion-global-opportunity-in-2012
[2] *GWI Industrial Desalination & Water Reuse Technologies Report*

Use of Investment Proceeds

The use of proceeds is set forth in detail in the Form C filed with the Securities and Exchange Commission. The net proceeds of the offering will be invested by the Issuer into the operational entity, BioLargo Water Canada, to fund its growth. The proceeds from the offering will not be sufficient for the company to fully implement the business plan (see Risk Factors), but management believes that once multiple trials are completed successfully, it will be able to raise additional capital to finance further business expansion.

Competition

The AOS technology competes against conventional water treatment technologies that are commonly used in the treatment of industrial and municipal wastewaters, including chlorination, ozonation, and UV radiation-based systems.

These technologies have a variety of drawbacks:

- Chlorination:
    - pH sensitive
    - *Giardia* and *Cryptosporidium* can be resistant
    - High OPEX
    - Can have high CAPEX
    - Requires caustic chemical handling
    - Chlorine fumes

- Ozonation:
    - Highest CAPEX
    - High OPEX
    - *Giardia* and *Cryptosporidium* can be resistant
    - Complex technology
    - Generates toxic off-gases that must be mitigated

- UV:
    - Very sensitive to water turbidity and total suspended solids (TSS) concentration
    - Poor or no elimination of organic contaminants
    - Can be very high CAPEX in certain applications

Competitive Advantage

Issuer and affiliated companies

The Issuer's parent company, BioLargo, Inc., is an established, fully integrated publicly-traded company, with multiple subsidiaries in diverse fields with varied expertise. The

BUSINESS PLAN – BioLargo Water Investment Group, Inc.

Issuer's association with BioLargo represents a key qualitative difference from other technology start-ups. BioLargo has internal production operations for its commercial products, extensive R&D capabilities, engineering and testing, design and prototype development capabilities, and facilities. The Issuer and its subsidiary also have the benefit of BioLargo's skilled and experienced business development team, which uniquely offers access to expertise in finance, marketing, sales, and other business development *without* overburdening the companies with excess overhead. BioLargo also has key relationships with industry leaders that have expressed interest in the AOS technology.

As both BioLargo and Issuer are headquartered in California, they are positioned to take advantage of the fact that the State of California is highly motivated to optimize water conservation due to water scarcity and environmental concerns. This suggests the possibility of continued funding for development and commercialization of the AOS through large state funding agencies. The Metropolitan Water District (MWD) of Southern California awarded BioLargo an Innovation Conservation Program (ICP) grant in 2017.

The Advanced Oxidation System (AOS)

<u>Cost Advantage (OPEX and CAPEX)</u>

Testing has shown that the AOS will provide robust, reliable water treatment at a lower operating cost (OPEX) than incumbent treatment technologies, and at lower capital cost (CAPEX) due to the simple and ubiquitous materials required to build the AOS.

<u>Capabilities</u>

In existing scale-up and laboratory trials, the AOS inactivates waterborne microorganisms including *Escherichia coli*, *Salmonella*, and bacteriophage MS2 more

Disinfection Technologies (0.1 MGD)	Advantages and Disadvantages	Total OPEX (CDN $/m3)	Total CAPEX (CDN $)
Advanced Oxidation System (AOS)	1- Low power consumption 2- Effective even at moderate TSS and Turbidity levels 3- Easy to clean in place; might requires packing material maintenance	0.17*	83,070*
Ultraviolet (UV)	1- Can be ineffective even at low TSS and Turbidity levels 2- Low UV doses can be ineffective, requiring the use of a higher number of lamps 3- Lamps can last up to 5 years; require periodic cleaning.	0.22	172,472
Ozone	1- high capital cost 2-Can be ineffective even at low TSS and Turbidity levels, requiring higher ozone dose	0.54	290,447

Figure 1: Disinfection performance metrics for bacterial and viral inactivation are assumed to be the same

cost-efficiently and with substantially lower energy requirements compared to conventional technologies listed above in Section 7.

The AOS system shows tremendous capability to remove waterborne pollutants including poly-aromatic hydrocarbons (PAHs), naphthenic acids, and micro-pollutants (i.e., pharmaceuticals and antibiotics) which conventional technologies are inefficient at treating.

Key Personnel

Our The board of directors and officers of the Issuer and its wholly owned subsidiary BioLargo Water Canada are comprised of the following individuals, whose biographies follow. These individuals are the Issuer's current and initial officers and directors, being elected soon after the company's formation.

	Officers	**Directors**
BioLargo Water Investment Group, Inc. (Issuer)	CEO: Dennis P. Calvert Secretary: Joseph L. Provenzano CFO: Charles K. Dargan II	Dennis P. Calvert Joseph L. Provenzano Richard H. Smith
BioLargo Water, Inc. (Canadian subsidiary)	CEO: Richard H. Smith Secretary: Dennis P. Calvert CFO: Charles K. Dargan	Dennis P. Calvert Kenneth R. Code

Dennis P. Calvert is the CEO of BioLargo Water Investment Group, Inc. and serves as Chairman of its board of directors. He is also the CEO and Chairman of BioLargo, Inc. He also serves as board member, secretary and CFO for our wholly owned subsidiary BioLargo Water, Inc. Mr. Calvert was appointed a director of BioLargo, Inc. in June 2002 and has served as its President and Chief Executive Officer since June 2002. Mr. Calvert holds a B.A. degree in Economics from Wake Forest University, where he was a varsity basketball player. Mr. Calvert also studied at Columbia University and Harding University. He also serves on the board of directors at The Maximum Impact Foundation, a 501(c)(3) charity committed to bridging the gap for lifesaving work around the globe for the good of man and in the name of Christ. He serves as a Director of Sustain SoCal (formerly known as Sustain OC), a trade association that seeks to promote economic growth in the Orange County "clean technology" industry. Most recently, he joined the Board of Directors at The TMA Bluetech of San Diego, a leading US based water cluster and also serves on the Board of Directors of Tilly's Life Center, a nonprofit charitable foundation aimed at empowering teens with a positive mindset and enabling them to effectively cope with crisis, adversity and tough decisions. He is also an Eagle Scout. He is married and has two children. He has been an active coach in youth sports organizations and ministry activity in his home community. Mr. Calvert has an extensive entrepreneurial background as an operator, investor and consultant. Prior to his work with BioLargo, he had participated in more than 300 consulting projects and more than 50 acquisitions as well as various financing transactions and companies that ranged from industrial chemicals, healthcare management, finance, telecommunications and consumer products.

Joseph L. Provenzano is our corporate secretary and a member of the board of directors of BioLargo Water Investment Group, Inc. He has been a member of the board of directors of BioLargo, Inc. since June 2002, assumed the role of Corporate Secretary in March 2003, was appointed Executive Vice President of Operations in January 2008 and was elected President of BioLargo subsidiary Odor-No-More, Inc. upon the commencement of its operations in January 2010. He is a co-inventor on several of BioLargo's patents and proprietary manufacturing processes, and has developed over 30 products from its CupriDyne® technology. Mr. Provenzano began his corporate career in 1988 in the marketing field. In 2001 he began work with an investment holding company to manage their mergers and acquisitions department, participating in more than 50 corporate mergers and acquisitions.

Charles K. Dargan II is our Chief Financial Officer and has served as such since our inception. He is also CFO for BioLargo, Inc. Since January 2003, Mr. Dargan has served as founder and principal of CFO 911, an organization of senior executives that provides accounting, finance and operational expertise to both public and private companies who are at strategic inflection points of their development and helps them effectively transition from one business stage to another. From March 2000 to January 2003, Mr. Dargan was the Chief Financial Officer of Semotus Solutions, Inc., an American Stock Exchange-listed wireless mobility software company. Mr. Dargan also serves as a director of Hiplink Software, Inc. and CPSM, Inc. Further, Mr. Dargan began his finance career in investment banking with Drexel Burnham Lambert and later became Managing Director of two regional firms, including Houlihan Lokey Howard & Zukin, where he was responsible for the management of the private placement activities of the firm. Mr. Dargan received his B.A. degree in Government from Dartmouth College, and his M.B.A. degree and M.S.B.A. degree in Finance from the University of Southern California. Mr. Dargan is a CPA (inactive).

Dr. Richard H. Smith is the president of our Canadian subsidiary, BioLargo Water, Inc., which is our primary operating business, a wholly owned subsidiary of Biolargo Water Investment Group, Inc. on which he also serves on the board of directors. He has been integral to the vision of the AOS from the beginning. Dr. Smith also has over ten years of experience as the Research Development and Industrial Relations Coordinator at the University of Alberta Department of Agricultural, Food and Nutritional Sciences, where he oversaw the administration of grants totaling over $10 million. Dr. Smith received an MSc in Veterinary Microbiology and a PhD in Viral Immunopathology from the University of Saskatchewan, and he completed his post-doctoral fellowship in the Department of Medical Microbiology and Immunology at the University of Alberta. Dr. Smith has over 15 years of experience in industry, having worked with several Biotech Companies in Alberta, including ChemBioMed, Alberta Research Council, AltaRex and VirRexx. In 2003, Dr. Smith joined the University of Alberta as Coordinator, Research Development & Industry Relations for the Department

BUSINESS PLAN – BioLargo Water Investment Group, Inc.

of Agricultural, Food and Nutritional Science (AFNS) where he assisted academics with research development and program funding.

Appendix 1 includes a listing of other key technical and senior advisory resources.

BUSINESS PLAN – BioLargo Water Investment Group, Inc.

Appendix 1: Additional Expertise and Advisory Services

BioLargo Water, Inc. Research and Advisory Team

Dr. Smith's senior technical team at BioLargo Water, Inc. in Canada includes:

- **Dr. Laura Patterson-Fortin,** Disinfection Group Lead. Dr. Patterson-Fortin holds a PhD in Microbiology. She has extensive experience as a laboratory manager, and in the study of bacteria using innovative molecular biology techniques.
- **Jenny Boutros,** Group Lead, New Products. Ms. Boutros holds an MSc. In Chemical Engineering and has vast experience with numerical, thermodynamic and techno-economic modelling.
- **Susan Carlisle:** Regulatory Advisor. Ms. Carlisle is an independent consultant in the clean technology sector. She holds a BSc in Biology from Queen's University and a Masters of Library and Information Science from the University of British Columbia. Ms. Carlisle has over 25 years with the Government Alberta in the natural resource and renewable energy sector.

BioLargo Engineering, Science & Technologies team (sister company) – provides engineering and scale-up support

Mr. Moore's engineering and senior technical team includes:

- **Kevin Jackson**, VP: Technical Director of BLEST: 30+ years Professional Chemical Engineer, Waste water treatment, WWTP Design, Waste water and storm water permitting, Storm water control planning, Process engineering design, Process control engineering, NEPDES permitting, RCRA/TSCA compliance and permitting.
- **Russell Bryson**, VP: Principal Engineer of BLEST: Professional Engineer Mechanical Engineering, Project Management Professional (PMP), 27+ years, Environmental permitting, Air testing, Engineering project management, Thermal system design.
- **Michael Aident**: 35+ years, Professional Engineer, Chemical, process engineer, thermal design engineering, industrial waste water treatment, process safety analysis (HAZOP), Certified Energy Manager (CEM), Energy efficiency.
- **Dwayne Bajoie**, Lead Mechanical Engineer: Mechanical Engineering, 15 years, Computational Fluid Dynamics, mechanical design, detailed engineering design, fluid dynamics, machine design.
- **Dan Jarvis**, Director of Operations: 35+ years, waste water treatment plant operations, Spill Prevention Control and Counter Measure plans, environmental remediation, Certified RAD worker, certified hazardous waste shipper, health and safety officer, procurement.

- **Sam Liao**, Lead Chemist: MS Chemistry, 10+ years, bench chemist, research and development, air testing.
- **Hung Ta Lin**, Lead Engineer: MS Marine Engineering, 10+ years, Air testing, CAD operator (AutoCAD), Bench Chemist, Continuous Emission Monitoring System operator, Data handling and evaluation. Water and waste water treatment and analysis.

BioLargo, Inc. Technical and Senior Advisors:

BioLargo, Inc.'s technical and senior business advisors available to support business development and growth for the corporation and its subsidiaries include:

- **Dr. Shan Yong, PhD, PMP –** Dr. Yong has more than 14 years of experience in international business development and technology consulting in the water and environmental sectors with companies like Veolia Water Technologies North America, SembCorp Industries Singapore, SafBon Shanghai Water Holding, Nanostone, Aquafortus etc. She is a forward osmosis and membrane technology specialist.
- **Alex Evans, MSc –** Alex holds an MSc in Microbiology and Biotechnology from the University of Alberta, and current serves as a business and technical analyst and writer for BioLargo related projects.
- **Tonya M. Chandler** – Tonya is a recent addition to BioLargo's team, as its Director of Strategic Marketing and Business Development. She is a seasoned water and wastewater market executive with more than 20 years experience, with a special focus on marketing and sales. Tonya is respected in the water industry for her talent in creating effective and eye-catching marketing campaigns and her ability to aid clients in finding out-of-the-box solutions to their challenges. She has expertise in branding and innovation, international business, trade show and event coordination, publication writing and content creation, social media and digital marketing, project management, sales performance, and more. Her B2B and B2C sales, marketing, and channel management experience are expected to serve a crucial role for BioLargo Water as it works to commercialize and deploy its clean water technology in the marketplace.

EXHIBIT C   Technology License

LICENSE AGREEMENT

This License Agreement (the "Agreement") is made this 1st day of September, 2017, by and between BioLargo, Inc., a Delaware corporation and its wholly owned subsidiary BioLargo Life Technologies, Inc., a California corporation, having a principal place of business at 14921 Chestnut Street, Westminster, California (collectively referred to as "BioLargo"), and BioLargo Water, Inc., an Alberta, Canada, corporation having a principal place of business at 6020-118 Street NW, Edmonton, Alberta ("BioLargo Water Canada"). Each of BioLargo and BioLargo Water Canada is a "Party," and are collectively referred to herein as the "Parties".

RECITALS

WHEREAS, BioLargo has developed a proprietary iodine technology protected under certain patents that disclose and claim significant and commercially viable inventions which BioLargo Water Canada desires to make, use, sell and sublicense in the field of wastewater treatment and reuse; and

WHEREAS, the parties desire to set forth their rights and obligations under an arrangement whereby BioLargo licenses to BioLargo Water Canada its technology in the wastewater treatment and reuse industry, which can be expanded to other applications and products;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and for the mutual covenants contained in this Agreement, the Parties hereby agree as follows:

1. Definitions.

   a. Bankruptcy Act means Title 11 of the United States Code, as now or hereafter in effect or any successor statute.

   b. Effective Date means the date first written above.

   c. Field of Use means the commercial field of wastewater treatment and reuse, including:

   i. Agricultural feed water

   ii. Agricultural wastewater streams:

   (a) Process wastewater

   (b) Chill tank wastewater

   (c) Manure treatment

   (d) Leachate treatment

iii.   Dairy wastewater

iv.   Grey water recycling

v.   Water reuse applications

vi.   Seasonal taste and odor removal

vii.   Indirect potable reuse

viii.   Oil & Gas

ix.   Mining wastewater

x.   Marine water application

xi.   Domestic wastewater

xii.   Storm water recycling

xiii.   Secondary and tertiary effluent

xiv.   Swimming pool disinfection

xv.   Wastewater treatment for the pharmaceutical and cosmetics industries

xvi.   Pulp and paper wastewater treatment

xvii.   Food and beverage wastewater treatment

d.   Licensed Processes means any method, process, modality, procedure, practice, or course of action within the Field of Use covered by a claim of Patent Rights.

e.   Licensed Products means any article, kit, equipment, system, method, apparatus, application, treatment or unit within the Field of Use covered by a claim of Patent Rights.

f.   Licensee means BioLargo Water, Inc., an Alberta, Canada, corporation file number 105-112,681.

g.   Licensor means BioLargo, Inc., a Delaware corporation and its wholly owned subsidiary BioLargo Life Technologies, Inc., a California corporation.

h.   Net Sales Revenue means gross sales revenue less any taxes, returns, allowances, quantity discounts, freight, and insurance when the same are actually paid or allowed.

    i. <u>Patent Rights</u> means: The following U.S. Patent Numbers ("U.S. Patents"), and corresponding patents and applications in other countries:

- 8,757,253: Moderation of oil extraction waste environments

- 8,734,559: Moderation of animal environments

- 8,679,515: Activated carbon associated with alkaline or alkali iodide

- 8,021,610: Systems providing antimicrobial activity to an environment

- 8,257,749: Systems providing at least pesticidal activity

- And, such other patents or patent applications developed by BioLargo and applicable to the Fields of Use, which may be amended to this agreement from time to time by mutual agreement of the parties.

    j. <u>AOS</u> is BioLargo's invention that combines iodine, water filter materials and electricity within a water treatment device. AOS generates extremely high oxidation potential within the device to achieve extremely high rates of disinfection to eliminate infectious biological pathogens like *Salmonella enterica*, *Listeria monocytogenes* and *Escherichia coli,* as well as a model virus Bacteriophage T4. It is also able to oxidize and break-down, or otherwise eliminate, soluble organic contaminants like acids, solvents, sulfur compounds, oil and gas by-products, and pharmaceutical by-products commonly found in a wide variety of contaminated water sources. The AOS's extremely high oxidation potential is generated using extremely low levels of energy.

    k. <u>Territory</u> means the county of Canada.

  2. <u>Grant of License</u>.

    a. Upon the Effective Date and unless otherwise terminated pursuant to Paragraph 9 below, Licensor grants to Licensee an exclusive, non-assignable, royalty-bearing license (the "License") under the Patent Rights in the Field of Use, to make, have made, use, sell, offer for sale, and import Licensed Products for use in the Territory within the Field of Use and to practice Licensed Processes in the Territory in the Field of Use. In addition, so long as Licensee is current on its payment of the Initial License Fee, Licensee has first option to expand the Field of Use to the "expanded fields of use" defined above upon commercially reasonable terms to be negotiated at the time of option.

    b. <u>Limitations</u>. This grant of license rights is subject to the following limitations:

i.   the rights granted herein are granted only to the extent defined and described herein within the Field of Use and for such time period that Licensee is in compliance with the terms and conditions set forth herein;

ii.   no right or license is granted or implied to the Licensee or any person claiming through the Licensee under any patent or patent application other than those specifically identified as the Patent Rights;

iii.   the Licensor reserves to itself all intellectual property rights that are not expressly granted by this Agreement; and

iv.   nothing herein should be construed to grant the Licensee the right to register or claim any trademark or trade name confusingly similar in sound, appearance or meaning to those claimed or registered by Licensor.

c.   <u>Research and Development</u>. During the Term, Licensee shall have the right, in consultation with Licensor, to conduct research and development activities, and pursue regulatory approval, clinical trials, and all other work necessary to develop and commercialize Licensed Products within the Field of Use. In connection with the rights and obligations of Licensee hereunder, Licensor shall make appropriate personnel available for reasonable telephone and other informal consultations, but shall not, among other things, obligate Licensor personnel to travel, spend a minimum number of hours or engage technical personnel in research or clinical projects, all of which services ("Additional Services") may be requested by Licensee and shall be subject of further negotiation by the parties including provisions for appropriate consideration therefor.

d.   <u>Reporting</u>. Commencing three months after the Effective Date, and every three months thereafter during the term hereof, Licensee shall submit to Licensor reports detailing all research, development and other activities, including a summary of expenditures on research and development activities, conducted by Licensee concerning or in any manner related to the Patent Rights, Licensed Products or Licensed Processes hereunder during the preceding three-month period. Licensor shall have the right, upon reasonable prior notice, to inspect and audit Licensee's records concerning the subject matter of each such quarterly report.

e.   <u>Sublicensing</u>. Subject to Licensor's written approval, such approval to be in Licensor's sole and absolute discretion, Licensee may enter into an agreement with a third party granting the third party any of the rights granted to Licensee pursuant to this Agreement within the Field of Use, including without limitation pre-license or product development agreements, or agreements to sublicense the Patent Rights within the Field of Use (each, a "Sublicense Agreement").

3.   <u>Royalty and Payments</u>. In consideration of the License granted to Licensee in Section 2.a, Licensee shall pay to Licensor each of the following royalties and payments:

a.   <u>Royalty</u>. Starting the Effective Date and continuing until the end of the Term, Licensee shall pay to Licensor an ongoing royalty (the "Royalty") at the rate of ten percent (10%) of Licensee's Net Sales Revenue from Licensed Products or Licensed Processes, paid quarterly in arrears within thirty days after the end of each calendar quarter. Each Royalty payment shall be paid in good and immediately collectible funds.

b.   Sublicensing Fees. Licensee shall pay to Licensor fifty percent (50%) of any economic benefit or value (including, but not limited to, monies, stock, options, property, equity, milestone payments and royalties) received by Licensee, or any affiliate of Licensee, from any party (each, a "Sublicensing Fee"), arising out of in or connection with the rights granted in this Agreement, or pursuant to any Sublicense Agreement, excluding monies generated through the sale of the Licensee's debt or equity securities. Each Sublicensing Fee shall be paid in good and immediately collectible funds, and paid in arrears within thirty days after the receipt of any such Sublicensing Fee.

4.   License Term. Subject to early termination pursuant to Section 9, this License Agreement will expire the earlier of (i) the expiration of the last to expire of the Patent Rights, or (ii) on the tenth anniversary of the Effective Date, unless such period is extended in writing by Licensee for up to two additional five-year periods, provided that Licensee has not committed an Event of Default.

5.   Reporting.

a.   Licensee shall keep full and accurate books of account showing the amount of Royalties and Sublicense Fees due pursuant to this Agreement. These books of account shall be kept at Licensee's place of business, and shall be made available to Licensor at reasonable times for inspection by an independent certified public account retained by Licensor and shall be kept and made available to Licensor for the later of (i) the end of the Term, including any extensions thereof, or (ii) three years following the end of the calendar year to which they pertain.

b.   Royalty Report. Not later than thirty (30) days after the beginning of each calendar quarter of each year (a "Reporting Period"), Licensee shall deliver to Licensor a true and accurate report (a "Royalty Report"), giving particulars of the business conducted by Licensee during the preceding Reporting Period as are relevant to an accounting for Royalties and Sublicense Fees due under this Agreement. The Royalty Report shall include at least the following: (i) the quantity of Licensed Products sold by Licensee; (ii) the revenues arising from sales of Licensed Products; (iii) the calculated Royalty due to Licensor; (iv) revenues generated by any Sublicense Agreements, identifying the sublicensee, the amount, and the basis of the calculations; and (v) any other revenues received from third parties. Simultaneously with the delivery of each Royalty Report, Licensee shall pay to Licensor the applicable Royalty and Sublicense Fee due, as set forth in Paragraph 3 above.

c.   Not later than 60 days following the end of each fiscal year, Licensee agrees to provide Licensor, at Licensee's sole expense, a report from an independent certified public accountant which attests to the accuracy of Licensee's information, computations and the Royalty and Sublicense Fees due for each Reporting Period during the previous fiscal year.

d.   Audit Rights. Licensor shall be entitled, upon no less than five (5) days written notice to Licensee and during business hours at Licensee's office or such other place as Licensee shall designate within the state of California, to inspect and examine those books and records of Licensee relating to the determination of Royalties or Sublicense Fees set forth in any Royalty Report. The inspection of Licensee's records shall be performed by a national public accounting firm (a "Qualified Firm"). The examination must be conducted within ten (10) days of such books and records being made available to Licensor ("Examination Period"). The Qualified Firm shall prepare a report indicating the results of the review (the "Audit Report"). If the Audit Report discloses that the amount of Royalties or Sublicense Fees reported to Licensor was incorrect, Licensee shall pay to Licensor the deficiency, unless Licensee disputes the Report within thirty (30) days after the receipt of the Report by Licensee. If Licensee disputes the Report within this thirty (30) day period, Licensee and Licensor shall agree upon another of the national independent accounting firms to review and verify the Royalties and Sublicense Fees, and provide the results thereof to Licensee and Licensor (the "Reconciliation Audit") and the determination as set forth in the Reconciliation Audit shall be binding upon Licensee and Licensor. All costs and expenses of the auditor generating the Report shall be paid by Licensor unless the audit shows that Licensee understated Royalties or Sublicense Fees in the Royalty Report by more than five percent (5%), in which case Licensee shall pay the cost and expenses of such audit. Notwithstanding the foregoing, in the event the Reconciliation Audit is performed, Licensee and Licensor shall each pay on-half (1/2) of the cost of the Reconciliation Audit. The exercise by Licensor of its audit rights hereunder shall not relieve Licensee of its obligations to pay prior to the request for and inspection and examination of Licensee's books and records or permit Licensor the right to audit any other sums with the exception of the amounts set forth in this Royalty Report. If Licensor does not elect to exercise its rights to audit during the Audit Period, and/or does not elect to examine the books and records during the Examination Period, then Licensee's Royalty Report shall conclusively be deemed to be correct and Licensor shall be bound by Licensee's determination. Additionally, Licensor agrees and acknowledges that the audit right as set forth herein and the review of books and records shall be confidential and, with the exception of Licensor's auditors, Licensor may not disclose or discuss the audit or the results of the audit to any other parties.

6.   IP Ownership.

a.   Ownership of all inventions and discoveries relating to, derivative of, or enhancements or improvements of any of the claims embodied in any to the Patent Rights, the Licensed Products or the Licensed Processes, whether discovered or developed in connection with any of the research and development activities conducted hereunder, or otherwise, shall remain with Licensor. Licensee shall cause each and every one of its officers, employees, independent contractors, subcontractors and other individuals or entities engaged in, having access to, contact with or otherwise employed in any manner with the Licensed Products, Licensed obtain executed nondisclosure and assignment agreements in form and substance as Licensor should from time to time deem necessary or desirable to secure to and for Licensor all right, title and interest in and to each and all of the rights detailed in the preceding sentence and each of such nondisclosure and assignment agreements shall require such officers, employees, independent contractors, subcontractors and other individuals and entities to execute and deliver to Licensor all documents and instruments as Licensor should from time to time deem necessary or desirable to vest all rights therein and thereto exclusively in Licensor.

b.   Licensor shall have the sole and exclusive right, discretion and authority to assert Patent Rights against any third party. Licensor shall have the sole and exclusive right to select counsel and control and direct the assertion of all rights and the prosecution of all actions. Should Licensor elect to enforce Patent Rights against a third party in the Field of Use, which election shall be made by Licensor in its sole and absolute discretion, Licensee shall be obligated to pay fifty percent (50%) of all costs associated with the litigation or other similar proceeding, unless otherwise agreed to in writing. Licensor and Licensee shall share all awards in any such proceedings in an amount based upon the Parties pro-rata contribution to the expenses and costs of any such proceeding.

7.   Marking of Patent Rights. All Licensed Products, including those produced pursuant to the rights granted in any Sublicense Agreement, shall bear a trademark designated by Licensor, and appropriate patent marking, such as "Patent Pending" or reference to specific issued U.S. Patents covering the Licensed Products, pursuant to and in conformance with the guidelines issued from time to time by Licensor. Licensee shall consult with and obtain the written approval of Licensor with respect to any such patent marking. Licensee shall impose the patent marking obligations of this Section 7 on all sublicensees.

8.   Insurance Requirements. Licensee shall maintain, at Licensee's expense, during the period that any Licensed Product is made, used, sold or otherwise made available to others pursuant to this Agreement, comprehensive liability insurance, including product liability insurance, with a reputable and financially secure insurance carrier(s) to cover the activities of Licensee and its sublicensees, if any, contemplated by this Agreement, for minimum limits of one million dollars ($1,000,000.00) per occurrence. Such insurance shall name Licensor as an additional insured. Licensee shall furnish a Certificate of Insurance, upon request, evidencing coverage of one million dollars ($1,000,000.00) with thirty (30) days of written notice of cancellation or material change to Licensor. Licensee's insurance shall be written to cover claims incurred, discovered, manifested, or made during the term, or after the expiration, of this Agreement. Licensee shall at all times comply, through insurance or self-insurance, with all statutory workers' compensation and employers' liability requirements covering any and all employees with respect to activities performed under this Agreement. All such liability insurance policies shall be written as primary policies not contributing with and not in excess of coverage which Licensor may carry.

9.   Events of Default and Termination.

a.   This Agreement shall terminate automatically in the event that Licensee files a petition, or has a petition filed against it, under any laws relating to insolvency, including, without limitation, any filing under any provision of the

Bankruptcy Act; or enters into any voluntary arrangement for the benefit of its creditors; or appoints, or has appointed on its behalf, a receiver, liquidator or trustee of its property or assets.

        b.   The following shall be considered an "Event of Default":

        i.   Licensee's failure to timely pay to Licensor during a particular Reporting Period an amount equal to at least the sum of the Royalty and Sublicensing Fees due for such Reporting Period;

        ii.   Licensee's failure to timely deliver to Licensor the Report due for a Reporting Period;

        iii.   Licensee's assignment of this Agreement in violation of the terms set forth in Section 15.l below;

        iv.   Licensor's grant of a license to a third party in the Field of Use during the Term, provided that Licensee has not breached one or more provisions of this Agreement, or otherwise committed an Event of Default;

        v.   Licensor's failure to pay any necessary fees for the continuation of the U.S. Patents, or any patents granted pursuant to the U.S. Patent Applications; and

        vi.   A Change in Control of Licensee, which occurs without the prior written consent of Licensor. <u>Change in Control</u> of Licensee shall be deemed to have occurred if:

        (a) any "person" as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than Licensee, any trustee or other fiduciary holding securities under any of Licensee's employee benefit plan, or any entity owned, directly or indirectly, by Licensee's shareholders (or other equity owners if Licensee is not a corporation at such time) in substantially the same proportions as their ownership of the Company's voting securities), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, or any successor rule or regulation thereto as in effect from time to time), directly or indirectly, of Licensee's securities representing 50% or more of the combined voting power of Licensee's then outstanding securities;

        (b) a tender offer (for which a filing has been made with the Securities and Exchange Commission which purports to comply with the requirements of Section 14(d) of the Exchange Act and the rules thereunder) is made for the stock of Licensee, upon the first to occur of (A) any time during the offer when the person (as defined in clause (i) above) making the offer owns or has accepted for payment securities of Licensee representing 25% or more of the combined voting power of Licensee's then outstanding securities or (B) three business days before the offer is to terminate unless the offer is withdrawn first, if the person making the offer could own, by the terms of the offer plus any voting securities owned by such person, securities representing 50% or more of the combined voting power of Licensee's outstanding securities when the offer terminates;

(c) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors (or Board of Managing Members or similar if Licensee is not a corporation), and any new director or managing member (other than a director or managing member designated by a person who has entered into an agreement with Licensee to effect a transaction described in clause (a), (b), (c) or (d) of this Section 9.b.vi) whose election by the Board of Directors or Board of Managing Members or nomination for election by Licensee's shareholders or members was approved by a vote of at least two-thirds of the directors or managing members then still in office who either were directors or managing members at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board of Directors or Board of Managing Members;

(d) Licensee's shareholders (or other equity owners if Licensee is not a corporation) approve a merger or consolidation of Licensee with any other corporation or other business entity, other than a merger or consolidation that would result in Licensee's voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of voting securities of Licensee or such surviving entity outstanding immediately after such merger or consolidation; or

(e) Licensee's shareholders (or other equity owners if Licensee is not a corporation) approve a plan of complete liquidation of Licensor or an agreement for the sale or disposition by Licensee of all or substantially all of Licensee's assets.

c. Upon any breach or default by either Party in the performance or observance of any of its obligations under this Agreement, including without limitation an Event of Default, the non-breaching Party may, at its sole option, terminate this Agreement by giving 15 days' notice (the "Grace Period") to the breaching Party. The termination shall become effective at the end of the Grace Period, unless before the completion of the Grace Period the breaching Party shall cure the breach or default in full; provided, however, that if a breaching Party has breached this Agreement three times within any 24-month period, the non-breaching Party may terminate this Agreement immediately without providing any Grace Period to the breaching Party.

10. <u>Obligations and Rights Upon Termination</u>.

a. Upon termination of this Agreement for any reason, Licensee shall:

i. promptly return to Licensor all technical writings, business writings, materials, samples, data, drafts, proposals, sales information, business information and all other materials transferred and created during the term of this

Agreement, retaining a confidential copy of this Agreement, and cause one or more of its officers to execute a certification, under penalty of perjury, that all such items have been returned;

     ii. immediately stop all business, sales, marketing, publication, public disclosure, research and development on technology within Patent Rights, including joint Patent Rights; and

     iii. immediately terminate or assign to Licensor all of Licensee's right, title and interest in, to or under any agreements pursuant to which a third party is given rights relating to Licensed Products, the Licensed Processes or Patent Rights, including without limitation Sublicense Agreements. By signing this Agreement, Licensee irrevocably designates and appoints Licensor, as its true and lawful attorney in fact, in its name, place and stead, to make, execute, sign and file such instruments, documents or certificates which may from time to time be required to effective any such termination or assignment. The power of attorney granted hereby shall be irrevocable and is coupled with an interest in favor of Licensor;

  b. Upon termination of this Agreement, Licensor shall have no obligation to refund any payment or fee made to it or received by it under any provision of this Agreement, regardless of purpose.

  11. <u>Representations and Warranties of Licensor</u>. Licensor represents and warrants to Licensee as follows:

  a. Licensor is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own, lease and operate its property and to carry on its business as now being conducted.

  b. Licensor has full power and authority to enter into, execute and deliver this Agreement and perform its obligations hereunder. This Agreement has been duly authorized by all necessary corporate action of Licensor. This Agreement has been duly executed and delivered by Licensor and, assuming this Agreement is duly executed and delivered by Licensee, constitutes a valid and legally binding obligation of Licensor enforceable against Licensor in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

  c. The execution and delivery by Licensor of this Agreement do not, and compliance by Licensor with the provisions of this Agreement will not, conflict with or result in a breach or default under any of the terms, conditions or provisions of any contract to which Licensor is a party or otherwise bound.

  d. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, LICENSOR, ITS DIRECTORS, OFFICERS, EMPLOYEES, ATTORNEYS, AGENTS, CONSULTANTS AND AFFILIATES MAKE NO

REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND VALIDITY OF THE CLAIMS OF ANY PATENTS ON THE TECHNOLOGY ISSUED OR PENDING, OR FREEDOM OF A PRODUCT THAT EMBODIES TECHNOLOGY FROM INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, THE ABSENCE OF LATENT OR OTHER DEFECTS, WHETHER OR NOT DISCOVERABLE. IN NO EVENT SHALL LICENSOR, ITS TRUSTEES, DIRECTORS, OFFICERS, EMPLOYEES, AND AFFILIATES BE LIABLE FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING BUT NOT LIMITED TO ECONOMIC DAMAGE OR INJURY TO PROPERTY AND LOST PROFITS, WHETHER LICENSOR SHALL BE ADVISED, SHALL HAVE OTHER REASON TO KNOW, OR IN FACT SHALL KNOW OF THE POSSIBILITY OF THE FOREGOING. LICENSOR REPRESENTS AND WARRANTS IN RESPECT TO THE PATENT RIGHTS THAT IT HAS LEGAL RIGHT TO EXTEND THE RIGHTS TO LICENSEE, AND THAT IT HAS NOT MADE AND WILL NOT MAKE ANY COMMITMENTS TO OTHERS INCONSISTENT WITH OR IN DEROGATION OF SUCH RIGHTS.

12.   Representations and Warranties of Licensee. Licensee represents and warrants to Licensor as follows:

a.   Licensor is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own, lease and operate its property and to carry on its business as now being conducted.

b.   Licensee has full power and authority to enter into, execute and deliver this Agreement and perform its obligations hereunder. This Agreement has been duly authorized by all necessary corporate action of Licensee. This Agreement has been duly executed and delivered by Licensee and, assuming this Agreement is duly executed and delivered by Licensor, constitutes a valid and legally binding obligation of Licensee enforceable against Licensee in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

c.   The execution and delivery by Licensee of this Agreement do not, and compliance by Licensee with the provisions of this Agreement will not, conflict with or result in a breach or default under any of the terms, conditions or provisions of any contract to which Licensee is a party or otherwise bound.

13.   Confidentiality. From time to time, so long as this Agreement should be in force or effect, Licensee shall execute a non-disclosure agreement in form and substance as Licensor should from time to time deem necessary or desirable. Licensee shall cause each and every one of its officers, employees, independent contractors, subcontractors and other individuals or entities engaged in, having access to, contact with or otherwise

employed in any manner with the Licensed Products, to execute non-disclosure and assignment agreements in form and substance as Licensor should from time to time deem necessary or desirable.

14.   Indemnification.

a.   Licensee Indemnification. Licensee shall indemnify, save and hold harmless Licensor and each of its officers, directors, employees, agents and affiliates, and each of their successors and assigns (collectively, the "Licensor Indemnified Parties") from and against any and all costs, losses, claims, liabilities, fines, penalties, consequential damages (other than lost profits) whatsoever, including but not limited to death or injury to person or damage to property, and expenses (including interest which may be imposed in connection therewith, court costs and actual attorneys' and expert witness fees and disbursements of counsel) (collectively, "Damages") incurred in connection with, arising directly or indirectly out of, resulting from or incident to (i) Licensee's exercise of any of its rights or conduct of any activities granted hereunder, (ii) the commercial sale and/or use, clinical or otherwise, of Patent Rights, Licensed Products or Licensed Processes by Licensee, its sublicensees, or any customers of any of them in any manner whatsoever; (iii) the performance, non-performance, or harmful effects of the sale, manufacture, or use of the Licensed Products, including without limitation product liability claims; or (iv) third party patent infringement claims stemming from Licensee's use of any Patent Rights, Licensed Products or Licensed Processes.

b.   Licensor Indemnification. Licensor shall defend, indemnify and hold Licensee harmless from and against any damages, claims, lawsuits, causes of action, liabilities, costs, obligations and expenses (including reasonable attorneys' fees and court costs) arising solely out of any claim or allegation (whether or not proven) by any third party that the Patent Rights and intellectual property licensed to Licensee pursuant to this Agreement infringes upon or violates a valid intellectual property right or represents a misappropriation of a trade secret of a third party.

c.   If a claim for Damages (a "Claim") is to be made by a Party entitled to indemnification hereunder (an "Indemnified Party") against the indemnifying Party (the "Indemnifying Party"), the Indemnified Party shall give written notice (a "Claim Notice") to the Indemnifying Party, which notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify (to the extent that the information is available) the factual basis for the Claim and the amount of the Damages, if known. If the Claim is a Third Party Claim, the Indemnified Party shall provide the Claim Notice as soon as practicable after such Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Section 14. If any lawsuit or enforcement action is filed against any Indemnified Party, written notice thereof shall be given to the Indemnifying Party as promptly as practicable (and in any event within 15 calendar days after the service of the citation or summons). The failure of any Indemnified Party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party has been damaged by such failure.

15. <u>General Provisions</u>.

a. <u>Notices</u>. All Notices, requests and other communications that a Party is required or elects to deliver shall be in writing and shall be delivered personally, or by facsimile, or by a recognized overnight courier service, to the other Party at its address set forth below or to such other address as such Party may designate by notice given pursuant to this Section:

If to Licensor: BioLargo, Inc.
14921 Chestnut Street
Westminster, CA 92683
Attn: Dennis P. Calvert

If to Licensee: BioLargo Water, Inc.
6020-118 Street NW
Edmonton Alberta T6H 2V8
Attn: Richard Smith, President

All such notices, requests and other communications will: (i) if delivered personally to the address as provided in this Section 15.a, be deemed given upon delivery; (ii) if delivered by facsimile transmission to the facsimile number as provided for in this Section 15.a, be deemed given upon facsimile confirmation; and (iii) if delivered by messenger or courier to the address as provided in this Section 15.a, be deemed given on the earlier of the first business day following the date sent by such messenger or courier upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 15.a. A Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Parties hereto.

b. <u>Publicity</u>. Neither Party shall issue any public announcement regarding this Agreement, or which contains the name of the other Party, without giving prior reasonable notice to the other Party, and receiving written approval thereon; provided, however, that (i) Licensor may withhold its approval in its sole and absolute discretion and (ii) written approval from Licensee shall not be required for any disclosures that are required or which counsel advises Licensor are required by applicable law, including without limitation Federal securities laws, in which instance, Licensor shall so notify Licensee as reasonably promptly as commercially possible.

c. <u>Entire Agreement</u>. This Agreement contains the sole and entire agreement and understanding of the Parties with respect to the entire subject matter of this Agreement, and any and all prior discussions, negotiations, commitments and understandings, whether oral or otherwise, related to the subject matter of this Agreement are hereby merged herein.

d. <u>Waiver and Amendment</u>. No provision of this Agreement may be waived unless in writing signed by all the Parties to this Agreement, and waiver of any one provision of this Agreement shall not be deemed to be a waiver of any other provision. This Agreement may be amended only by a written agreement executed by all the Parties to this Agreement.

e. Governing Law. This Agreement has been made and entered into in the State of California and shall be construed in accordance with the laws of the State of California without giving effect to the principles of conflicts of law thereof.

f. Severability. Whenever possible each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

g. Captions. The various captions of this Agreement are for reference only and shall not be considered or referred to in resolving questions of interpretation of this Agreement.

h. Costs and Attorneys' Fees. If any action, suit, arbitration or other proceeding is instituted to remedy, prevent or obtain relief from a default in the performance by any party to this Agreement of its obligations under this Agreement, the prevailing party shall recover all of such party's attorneys' fees incurred in each and every such action, suit, arbitration or other proceeding, including any and all appeals or petitions therefrom. As used in this Section 15.h, attorneys' fees shall be deemed to mean the full and actual costs of any legal services actually performed in connection with the matters involved calculated on the basis of the usual fee charged by the attorney performing such services and shall not be limited to "reasonable attorneys' fees" as defined in any statute or rule of court.

i. Rights Cumulative. No right granted to the Parties under this Agreement on default or breach is intended to be in full or complete satisfaction of any damages arising out of such default or breach, and each and every right under this Agreement, or under any other document or instrument delivered hereunder, or allowed by law or equity, shall be cumulative and may be exercised from time to time.

j. Judicial Interpretation. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against any person by reason of the rule of construction that a document is to be construed more strictly against the person who itself or through its agent prepared the same, it being agreed that all Parties have participated in the preparation of this Agreement.

k. Force Majeure. If any Party to this Agreement is delayed in the performance of any of its obligations under this Agreement or is prevented from performing any such obligations due to causes or events beyond its control, including, without limitation, acts of God, fire, flood, war, terrorism, earthquake, strike or other

labor problem, injunction or other legal restraint, present or future law, governmental order, rule or regulation, then such delay or nonperformance shall be excused and the time for performance thereof shall be extended to include the period of such delay or nonperformance.

l. Assignment and Transfers. Except as otherwise expressly provided herein, Licensee may not assign or delegate either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Licensor. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

m. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart

IN WITNESS WHEREOF, the Parties have executed this License Agreement as of the date set forth above.

LICENSOR	LICENSEE
Biolargo, Inc.	
BioLargo Life Technologies, Inc.	BioLargo Water, Inc.
DocuSigned by: Dennis P. Calvert E4D2F44B928E409...	DocuSigned by: DFC20908DACE4FB...
By: Dennis P. Calvert, President	By: Richard Smith, President

AMENDMENT TO LICENSE AGREEMENT

THIS AMENDMENT TO LICENSE AGREEMENT ("**Amendment**") is made and entered into as of this November 13, 2018 by and between BioLargo, Inc., a Delaware corporation and its wholly owned subsidiary BioLargo Life Technologies, Inc., a California corporation, having a principal place of business at 14921 Chestnut Street, Westminster, California (collectively referred to as "BioLargo"), and BioLargo Water, Inc., an Alberta, Canada, corporation having a principal place of business at 6020-118 Street NW, Edmonton, Alberta ("BioLargo Water Canada"). Each of BioLargo and BioLargo Water Canada is a "Party," and are collectively referred to herein as the "Parties".

R E C I T A L S :

WHEREAS, on September 1, 2017, the Parties entered into that certain License Agreement ("License Agreement") whereby BioLargo ("Licensor") licensed to BioLargo Water Canada ("Licensee") an exclusive, non-assignable, royalty bearing license with respect to BioLargo technologies, including the AOS;

WHEREAS, the rights granted to Licensee were limited to the territory of the country of Canada;

WHEREAS, BioLargo Water Canada has applied for a grant from NRC-IRAP for the production of an AOS unit and installation on a pre-commercial pilot basis to treat storm water from the Los Cerritos Channel Watershed in the city of Lakewood, California (the "Lakewood Project");

WHEREAS, since the execution of the License Agreement, BioLargo has been granted an additional patent related to the AOS technology;

WHEREAS, the Parties desire to amend the License Agreement to reflect the increased scope of commercial activities at BioLargo Water Canada, the upcoming pilot project in Lakewood, California, and the new intellectual property encompassing the AOS.

A G R E E M E N T

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree to amend, modify and supplement the License Agreement as follows:

1.   Patent Rights. Section 1(i) of the License Agreement is hereby amended to include U.S. patent number 10,051,866, issued August 21, 2018, titled "Electrochemical decontamination cells", and encompassing the AOS.

2.   Territory. Section 1(k) of the License Agreement is hereby replaced in its entirety with the following: "Territory means worldwide."

3. Research and Development. With respect to the work for the Lakewood Project funded by NRC-IRAP, any intellectual property developed by BioLargo Water Canada, or any other participant in the Lakewood Project, shall inure to the sole benefit of BioLargo Water Canada.

4. Miscellaneous.

(a) Effect of Amendment. Except to the extent the License Agreement is modified by this Amendment, the remaining terms and conditions of the License Agreement shall remain unmodified and in full force and effect. In the event of any conflict between the terms and conditions of the License Agreement and the terms and conditions of this Amendment, the terms and conditions of this Amendment shall prevail and control.

(b) Entire Agreement. The License Agreement, together with this Amendment, embodies the entire understanding between the parties hereto with respect to its subject matter and can be changed only by an instrument in writing signed by the parties hereto.

(c) Counterparts. This Amendment may be executed in one or more counterparts, including the transmission of counterparts by facsimile or electronic mail, each of which shall be deemed an original but all of which, taken together, shall constitute one in the same Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to License Agreement as of the day and year first-above written.

LICENSOR / BIOLARGO

BioLargo, Inc.
BioLargo Life Technologies, Inc.

DocuSigned by:
Dennis P. Calvert
E4D2F44B928E409...
By: Dennis P. Calvert, President
Date signed: 11/13/2018 4:11:19 PM PST

LICENSEE / BIOLARGO WATER CANADA

BioLargo Water, Inc.

DocuSigned by:
DFC20908DACE4FB...
By: Richard Smith, President
Date signed: 11/13/2018 5:17:14 PM PST

EXHIBIT D   Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

BioLargo Water Investment Group, Inc.
14921 Chestnut St
Westminster, CA 92683

Ladies and Gentlemen:

The undersigned understands that **BioLargo Water Investment Group, Inc**., a Corporation organized under the laws of California (the "*Issuer*"), is offering up to **$500,000** of shares of Common Stock (the "*Securitie*s") in a Regulation CF Offering (the "*Offering*"). This Offering is made pursuant to a Form C, dated January 28, 2020 (the "*Form C*"), filed with the United States Securities and Exchange Commission. The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "*Securities Act*").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "*Subscription Agreement*").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Issuer shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Issuer only when it is signed by a duly authorized officer of the Issuer and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The final closing of the purchase and sale of the Securities (the "*Closing*") shall take place at 6:00PM Eastern Standard Time on May 31, 2020, or at such other time and place as the Issuer may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Prime Trust, LLC (the "*Escrow Agent*") from the undersigned of immediately available funds or other means approved by the Issuer at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Issuer, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Issuer. As of the Closing, the Issuer represents and warrants that:

a) The Issuer is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Issuer's powers and have been duly authorized by all necessary corporate action on the part of the Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Issuer, enforceable against the Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "*State Securities Laws*").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Issuer in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Issuer to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Issuer that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Issuer shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Issuer.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Issuer, the undersigned has relied solely on the information contained in the Form C, including the exhibits thereto, to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Issuer, WWF Funding Portal, LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Issuer, WWF Funding Portal, LLC, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Issuer, WWF Funding Portal, LLC, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Issuer, WWF Funding Portal, LLC, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Form C. The undersigned has had access to such information concerning the Issuer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Issuer in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Issuer has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Issuer shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Issuer and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Issuer is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "*Commission*") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Issuer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

f) Irrevocable Investor Proxy Voting Agreement.
The undersigned agrees to enter into an Irrevocable Investor Proxy Voting Agreement (the "*Irrevocable Proxy*"), in the form of Exhibit B attached thereto, appointing the Issuer as its irrevocable proxy with respect to any matter to which the holders of Shares are entitled to vote by law. Entering into such Irrevocable Proxy is a condition precedent of receiving the Shares, and such Irrevocable Proxy provides that the Issuer will vote with the majority of the holders of Common Stock on any matters to which the Irrevocable Proxy applies.

7. Conditions to Obligations of the Undersigned and the Issuer. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Issuer to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Issuer or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("*Proceedings*"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Issuer:	BioLargo Water Investment Group, Inc. Attention: Investor Relations 14921 Chestnut St, Westminster, CA 94683 _____ E-mail: legal@biolargo.com _____
If to the Purchaser:	Address: _____ _____ Email: _____ Attention: _____

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Issuer, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Issuer upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on _____ .

PURCHASER INVESTING AS:

PURCHASER (if individual):
By: _____   **Name:** _____

PURCHASER (if custodian):
Legal Name of Entity: _____   **State of Entity Formation:** _____   **By:** _____   **Name:** _____   **Title:** _____

PURCHASER (if entity):
Legal Name of Entity: _____   **State of Entity Formation:** _____   **By:** _____   **Name:** _____   **Title:** _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Issuer as to

_____ shares for _____.

BIOLARGO WATER INVESTMENT GROUP, INC.
By: _____   **Name:** **DENNIS P. CALVERT**_____   **Title:** **CEO** _____

EXHIBIT E   Proxy Agreement

<u>**Exhibit E**</u>

Irrevocable Investor Proxy Voting Agreement

Reference is hereby made to a certain Subscription Agreement (the "***Subscription Agreement***") dated_____between **BioLargo Water Investment Group, Inc.** a Corporation organized under the laws of California ("***Issuer***") and the undersigned ("***Stockholder***"). In connection with the Stockholder's purchase of the Issuer's shares of Common Stock pursuant to such Subscription Agreement, Stockholder and Issuer hereby agree as follows:

1. Grant of Irrevocable Proxy.

a) With respect to all of the shares of Common Stock issued to the Stockholder in connection to the Subscription Agreement (the "***Shares***"), Stockholder hereby grants to Issuer an irrevocable proxy (the "***Irrevocable Proxy***") under Section 705 of the California Corporations Code to vote the Shares in any manner that the Issuer may determine in its sole and absolute discretion. For the avoidance of doubt, the Issuer, as the holder ("***Holder***") of the Irrevocable Proxy (rather than the Stockholder), will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Issuer hereby agrees to vote all Shares consistently with the majority holder(s) of the Issuer's Common Stock. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

b) Issuer shall have no duty, liability or obligation whatsoever to Stockholder arising out of the Issuer's exercise of this Irrevocable Proxy. Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Issuer's rights under this Irrevocable Proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Issuer or otherwise, against the Issuer or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the Irrevocable Proxy granted hereunder.

c). This Irrevocable Proxy shall expire as to those Shares on the date that such Shares are converted to cash or a cash equivalent but shall continue as to any Shares not so converted.

2. Legend. Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the Irrevocable Proxy contained in the foregoing Section 1.

3. Representations and Warranties. Stockholder represents and warrants to the Issuer as follows:

a) Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b). Stockholder is the record owner of the Shares listed under the name on this Appendix B and Stockholder has plenary voting and dispositive power with respect to such Shares; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this Irrevocable Proxy; and Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Issuer may be enforced by a decree of specific performance issued by arbitration pursuant to the Subscription Agreement, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Issuer may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Subscription Agreement.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Issuer.

7. Assignment.

a) In the event Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Issuer substantially identical to this Irrevocable Proxy.

b). The Issuer may transfer its rights as Holder under this instrument after giving prior written notice to Stockholder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this **Irrevocable Investor Proxy Voting**

Agreement on _____ .

STOCKHOLDER SIGNATURE BLOCK:

STOCKHOLDER (if individual):
By: _____   **Name:** _____

STOCKHOLDER (if custodian):
Legal Name of Entity: _____   **State of Entity Formation:** _____   **By:** _____   **Name:** _____   **Title:** _____

STOCKHOLDER (if entity):
Legal Name of Entity: _____   **State of Entity Formation:** _____   **By:** _____   **Name:** _____   **Title:** _____

BIOLARGO WATER INVESTMENT GROUP, INC.
By: _____   **Name:** **DENNIS P. CALVERT**_____   **Title:** **CEO** _____

EXHIBIT F   Offering Page Video Transcript

Exhibit F – Offering Page Voiceover Transcript

Narrator:

Guess how many chickens are processed in the US every year? Try 9 billion...9 billion chickens.

And that makes for a big, nasty wastewater problem…60 billion gallons worth.

Now, the innovators, problem solvers and scientists at BioLargo Water, have developed a new treatment technology that treats pollutants other systems can't. It removes viruses, bacteria, antibiotics and pharmaceuticals with lower costs, using less electricity; tested at a poultry processing site and proven to meet USDA and EPA standards, positioning BioLargo Water to breakthrough as it enters the $246 million poultry wastewater market, and whose next step is the broader water treatment industry, a $44 billion market. And that can be a huge opportunity for investors who want to do good and do well, owning equity in a leading water innovator.

Join us.

BioLargo Water.

We see the big picture.

And it is a big, big picture.

EXHIBIT G   Offering Page Copy

BioLargo Water Investment Group

Eliminating pollution in wastewater from poultry processing and more.

//

WHY CONSIDER INVESTING IN BIOLARGO WATER

Our corner of the water market — chicken wastewater.
Chicken processors use a lot of water — and spend $246M a year to treat it.[1] Our product allows poultry wastewater to be cleaned, recycled and reused on-site at a lower capital and maintenance cost than many existing technologies.

We're not starting at ground zero.
Since 2015, almost $4 million has been invested on research and development to create the Advanced Oxidation System — AOS™ — a new and disruptive wastewater treatment solution. Funding has been primarily through industry and government partnerships.



---

[1] *https://www.luxresearchinc.com/press-releases/advanced-municipal-wastewater-treatment-market-offers-27-billion-global-opportunity-in-2012*


Inside a poultry processing facility.

Our system costs less and does more.
Compared to many competing technologies, AOS: (1) costs less to install & operate; (2) allows *on-site* water recycling and reuse, or safe discharge; (3) eliminates contaminants and pollutants existing systems can't; (4) does it all in one system, rather than requiring multiple technologies; and, (5) requires less space.

It's working.
Modular, compact and cost-effective, AOS succeeds where many existing technologies can't. In 2019, at a poultry plant pilot, AOS-treated water met all local re-use and discharge standards, with guidelines provided by the United States Department of Agriculture (USDA) and Environmental Protection Agency (EPA).


Inside the AOS.

Smart people. Powerful backing.
The BioLargo Water team of Ph.D. scientists and engineers has created a breakthrough product. Now — with the technical support, marketing & finance resources, and more, of our parent company BioLargo, Inc. — AOS stands poised to enter the $246M poultry wastewater market.

Chickens are just the start.
The "gateway market" for AOS is poultry processing, a challenging market underserved by large consolidated water treatment companies. If we can clean up poultry wastewater more effectively and more affordably, many other markets – some of which we have also piloted – may become open to us.



Installing AOS on-site.



WHY IT'S GOOD FOR WATER

- Saves water through on-site wastewater recycling and reuse.
- Eliminates viruses, bacteria, antibiotics, pharmaceuticals and micropollutants.
- Lowers contaminant load for the safe return of water into waterways.

THE PROBLEM

Wastewater treatment, decontamination and discharge is a critical challenge for industries across the board. The poultry industry is particularly challenging.

About nine billion chickens are processed in the U.S. every year, creating more than 60 billion gallons of highly contaminated wastewater[2], often with dire consequences: polluting local waterways and sources of drinking water with viruses, bacteria, antibiotics and other contaminants harmful to human health and the environment.

Existing water treatment technologies are too often not affordable and can often be too big for many industrial facilities. Operators need portable, smaller and modular systems that don't upset their operations. This is true for small facilities as well as major operations.



Poultry wastewater is highly contaminated and difficult to treat in a cost-effective, comprehensive way.

---

[2] https://www.nationalchickencouncil.org/about-the-industry/statistics/broiler-chicken-industry-key-facts/

THE SOLUTION

Advanced Oxidation System — AOS™ Invented, developed and proven by BioLargo Water, Inc.

Portable, on-site and modular, AOS costs less and does more, with a smaller footprint. AOS replaces standard systems currently in use — including chlorination, ozonation, and ultraviolet (UV) radiation — by employing disruptive **oxidation** technology that:

- allows farms to recycle and reuse water on-site
- uses less power and energy
- is cheaper to purchase and operate
- is more effective in removing pollution & contaminants
- saves on water use & can reduce clean-water costs by two-thirds



This photo shows an active AOS.



This photo shows poultry wastewater before and after treatment.

PARTNERSHIPS INCLUDE:


UNIVERSITY OF ALBERTA
NSERC CRSNG
Agri-Food Discovery Place
UNIVERSITY OF SASKATCHEWAN
Canada
NRC·CNRC
Mitacs
CENTRE DES TECHNOLOGIES DE L'EAU
ICP
INNOVATIVE CONSERVATION PROGRAM
Metropolitan Water District of Southern California
carollo
Engineers...Working Wonders With Water
BioLargo
We Make Life Better
NAIT
UNIVERSITY OF CALGARY
EPCOR
ALBERTA INNOVATES
eco canada
Alberta Chicken
High Tech Innovation Awards
2017 WINNER
RWA

Following the successful AOS pilot at Sunworks Farms in Alberta, Canada, BioLargo Water announced their first full-scale commercial trial in September 2019 to manage and treat Sunworks' water and wastewater farm-wide, marking a pivotal moment in the commercialization of BioLargo's proprietary technology.

"Their technology clearly works, and their team is a pleasure to work with. We believe that the AOS will enable producers like us to manage water and wastewater in the most environmentally sensitive and economical way possible.

We look forward to working hand-in-hand with their team to establish their technology as part of a new benchmark for environmental stewardship in water conservation in the North American livestock industry."

— Ron and Sheila Hamilton, owners of Sunworks Farm



AOS COMPETITIVE ADVANTAGES

Cost — Testing has shown that the AOS will provide robust, reliable water treatment at a lower operating cost (OPEX) than incumbent treatment technologies, and at lower capital cost (CAPEX) due to the simple and ubiquitous materials required to build the AOS.

	Total OPEX ($USD/m³)	Total CAPEX ($USD)	Removes organics	Removes bacteria, viruses	Removes protozoa	Resistance to turbidity and TSS
			Performance Scale 1-3 (1 = poor, 3 = great)			
Advanced Oxidation System (AOS)	0.13*	63,956*	2	3	3	2
Ultraviolet (UV)	0.17	132,788	1	2	2	1
Ozone	0.42	223,618	1	3	2	1

Disinfection performance metrics for bacterial and viral inactivation are assumed to be the same
*Projected values for a Spiral model working at full capacity and low chemical dose

Capabilities — In existing scale-up and laboratory trials, the AOS inactivates waterborne micro-organisms including Escherichia coli, Salmonella, and bacteriophage MS2 more cost-efficiently and with substantially lower energy requirements compared to conventional technologies. The AOS system shows tremendous capability to remove waterborne pollutants including poly-aromatic hydrocarbons (PAHs), naphthenic acids, and micro-pollutants (i.e., pharmaceuticals and antibiotics) which conventional technologies are inefficient at treating.

THE MARKET

BioLargo Water will launch its technology into the poultry industry, a $246 million market. The industry is under increased pressure to better treat its wastewater. Rising water treatment costs have also created an incentive for poultry facilities to recycle and reuse water.

This makes poultry processing ideal as a "gateway market" to demonstrate AOS' economic and technical superiority versus many incumbent existing technologies. After the company commercializes AOS in the poultry processing market, its target markets will be stormwater (where we've conducted a capture and reuse pilot); food & beverage (including a successful AOS commercial field pilot at a micro-brewery); plus more work in agriculture, petrochemical/oil & gas, and the huge municipal wastewater facilities market.

Market	Estimated size globally (Millions)	Anticipated market penetration after 5 years	Projected annual revenues after 5 years (Millions)
Poultry processing	$250	10%	$25
Food & Beverage	$6,000	0.50%	$30
Industrial and Oil & Gas	$5,000	0.50%	$25
Stormwater	$4,500	0.50%	$22.50
Agriculture	$2,000	0.50%	$10
Municipal wastewater facilities	$27,000	0.50%	$135
Total	$44,750	N/A	$250

Table 1: AOS Target Markets

https://www.luxresearchinc.com/press-releases/advanced-municipal-wastewater-treatment-market-offers-27-billion-global-opportunity-in-2012

CUSTOMER ACQUISITION STRATEGY

BioLargo intends to roll-out AOS with an unparalleled, no-risk proposition for industrial wastewater needs. For our initial customers, BioLargo Water, Inc. will pay to build and install the AOS system and user will pay nothing — zero — until performance and cost savings are proven. We believe this "No Risk" model will greatly accelerate our entry and expansion in the market.

FINANCIAL PROJECTIONS



These values for AOS revenues are within BioLargo Water's first four target markets: agriculture, food & beverage, stormwater and municipal.

The Team

BioLargo Water, Inc., is led by an experienced management team with diverse talents and specialties. These exceptionally qualified PhDs and engineers are recognized as industry experts, with 20+ years of executive experience on average.



Dr. Richard Smith, Ph.D.
President & CEO; BioLargo Water



Dennis P. Calvert
President, CEO & Board Chairman; BioLargo, Inc.



Laura Patterson-Fortin, Ph.D.
Head of Disinfection, BioLargo Water



Dr. Shan Yong
Business Development Advisor, BioLargo Water



Charles Dargan II
Chief Financial Officer; BioLargo, Inc.



Mr. Ken Code
Chief Scientific Officer; BioLargo, Inc.



Randall Moore
BioLargo Engineering President & Director of Engineering Support for BioLargo Water



[Tonya Chandler](#)

[Director of Strategic Marketing and Business Development, BioLargo Water](#)

In the News

BioLargo Water Begins Demonstration Pilot for its Advanced Oxidation System (AOS) to Treat Captured Stormwater in Southern California

Update on the AOS Poultry Pilot

Testing data shows breakthrough in treatment for micropollutants in municipal wastewater.

The AOS Demonstration Pilot and What it Means for BioLargo's Future

BioLargo, Inc. signs MOU with BKT Co. Ltd and the City of Daegu to Explore Opportunities in South Korea's Wastewater Treatment Industry

---

The Offering

Offering Details

The Issuer — **BioLargo Water Investment Group, Inc.** — is offering up to 500,000 of shares of Common Stock for up to $500,000. The Issuer is attempting to raise a minimum amount of $100,000 in this Offering (the "Minimum Amount"). The Issuer must receive commitments from investors in an amount totaling the Minimum Amount by May 31, 2020 (the "Offering Deadline") in order to receive any funds. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Issuer is conducting a Regulation Crowdfunding offering via WWF Funding Portal, LLC (CRD Number #297498), the Intermediary. The Issuer is conducting a Regulation Crowdfunding offering via WWF Funding Portal, LLC (CRD Number #297498), the Intermediary. The Issuer shall pay to the Intermediary at the conclusion of the offering a fee consisting of five percent (5.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing less closing costs. The intermediary will receive a number of shares of Common Stock of the issuer that is equal to five percent (5.0%) of the total number of shares of Common Stock sold by the issuer in the Offering.

Minimum amount of shares of Common Stock being offered	100,000
Total shares of Common Stock outstanding after Offering (if minimum amount reached)	16,100,000
Maximum amount of shares of Common Stock being offered	$500,000
Total shares of Common Stock outstanding after Offering (if maximum amount reached)	16,500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$500
Offering Deadline	31-May-20
Use of proceeds	See the description of the use of proceeds on page 25 of Form C.
Voting Rights	One vote per share. See the description of the voting rights on page 35 of Form C.

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised, for both the Issuer and the operational and wholly-owned subsidiary BioLargo Water Canada.

Issuer Use of Proceeds

Category	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.0%	$5,000	5.0%	$25,000
Estimated Attorney Fees	10.0%	$10,000	2.0%	$10,000
Estimated Accountant/Auditor Fees	10.0%	$10,000	2.0%	$10,000
Investment in BioLargo Water Canada (see chart below)	75.0%	$75,000	91.0%	$455,000
Total	**100%**	**$100,000**	**100%**	**$500,000**

The Issuer has discretion to alter the use of proceeds as set forth above. The Maximum Amount offered in this Offering is *not* sufficient to fund the Issuer's business plan, and additional funds will be necessary.

BioLargo Water Canada Use of Proceeds

The following illustrates the use of proceeds in the operational subsidiary from funds raised in the Offering and invested into the subsidiary by the issuer. The Issuer will receive an unsecured promissory note for the amount invested, due in two years, earning 10% interest.

Category	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	6.7%	$5,000	6.6%	$30,000
Research and Development	20.0%	$15,000	19.8%	$90,000
Manufacturing	13.3%	$10,000	13.2%	$60,000
Equipment Purchases	20.0%	$15,000	19.8%	$90,000
Future Wages	26.7%	$20,000	27.5%	$125,000
General Working Capital	13.3%	$10,000	13.2%	$60,000

Total	100%	$75,000	100%	$455,000

Capitalization & Ownership

Capitalization

The Issuer has issued the following outstanding Securities:

Type of Security	Common Stock
Shares outstanding	16,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	none
Percentage ownership of the Issuer by the holders of such Securities	100%

Debt

The Issuer has no outstanding debt.

Valuation

Based on the purchase price of the Common Stock being sold in this Offering, the pre-Offering value ascribed to the Issuer is $16,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Issuer prior to investing.

Ownership

Prior to the commencement of this Offering, 100% of the issued and outstanding Common Stock of the Issuer was owned by BioLargo, Inc., a Delaware corporation (OTCQB: BLGO). The shares held by BioLargo were issued pursuant to a Share Exchange Agreement through which BioLargo exchanged all of the issued and outstanding shares of BioLargo Water for 16,000,000 shares of the Issuer's common stock. The exchange of securities between the two companies was exempted from registration pursuant to Section 4(a)(2) of the Securities Act.

Following the Offering, the Purchasers will own 0.621% of the Issuer if the Minimum Amount is raised and 3.030% if the Maximum Amount is raised.

Financial Information & Risk Factors

Please review Form C and Exhibits available on the Documents tab of this webpage.